Exhibit 2.1

STRICTLY CONFIDENTIAL
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

RATINGS ACQUISITION CORP,

MORNINGSTAR, INC.,

ALPINE MERGER CO.,

and, for the limited purposes set forth herein,

SHAREHOLDER REPRESENTATIVE SERVICES LLC

Dated as of May 28, 2019

ARTICLE I DEFINITIONS		1
1.1	Definitions	1

ARTICLE II THE MERGER		19
2.1	Company Details; Merger	19
2.2	Closing	19
2.3	Effective Time	20
2.4	Effects of the Merger	21
2.5	Governing Documents	21
2.6	Directors and Officers	21
2.7	Conversion of Shares and Equity Awards	21
2.8	Dissenting Shares	22
2.9	Payment of Merger Consideration	23
2.10	Merger Consideration Adjustment	25
2.11	Withholding	29

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		29
3.1	Organization, Standing and Power	29
3.2	Capitalization	30
3.3	Due Authorization	31
3.4	Consents and Approvals; No Violations	31
3.5	Financial Statements; No Undisclosed Liabilities	32
3.6	Absence of Certain Changes or Events	33
3.7	Litigation	33
3.8	Title to Assets	33
3.9	Material Contracts	34
3.10	Insurance	35
3.11	Employee Benefit Plans	36
3.12	Taxes	38
3.13	Intellectual Property	40
3.14	Compliance with Laws; Permits	42
3.15	Environmental Matters	43
3.16	Employees; Labor Relations; Compliance	44
3.17	Real Property	45
3.18	Brokers and Finders	45
3.19	Affiliate Agreements	45
3.20	Anti-Corruption.	46
3.21	Customers and Vendors.	47
3.22	No Additional Representations	47

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		47
4.1	Due Organization	48
4.2	Due Authorization	48
4.3	Consents and Approvals; No Violations	48
4.4	Brokers and Finders	48
4.5	Ownership of Merger Sub; No Prior Activities	49
4.6	Litigation	49
4.7	Debt Financing	49
4.8	Solvency	50

i

(continued)

4.9	Acquisition for Investment	51
4.10	Non-Reliance	51
4.11	No Additional Representations	51

ARTICLE V COVENANTS		52
5.1	Access to Information and Facilities	52
5.2	Preservation of Company Business	52
5.3	Shareholder Approval	55
5.4	Exclusivity	55
5.5	Efforts	55
5.6	Redemption of Canadian Subsidiary Preferred Shares	57
5.7	Employment Matters	59
5.8	Section 280G	60
5.9	Indemnification of Directors and Officers	60
5.10	Termination of Affiliate Agreements	61
5.11	Closing Agreements	61
5.12	Monthly Financial Statements	62
5.13	Equity Awards	62
5.14	Debt Financing	62
5.15	Liquidation of DBRS Mexico	63

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		63
6.1	Accuracy of Representations and Warranties	63
6.2	Compliance with Agreements and Covenants	64
6.3	Required Regulatory Approvals	64
6.4	No Prohibition	64
6.5	Shareholder Approval	64
6.6	No Material Adverse Effect	64
6.7	Preferred Share Redemption/Purchase	64
6.8	Other Deliveries	64

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		65
7.1	Accuracy of Representations and Warranties	65
7.2	Compliance with Agreements and Covenants	65
7.3	Required Regulatory Approvals	65
7.4	No Prohibition	65
7.5	Shareholder Approval	65
7.6	Other Deliveries	65

ARTICLE VIII TERMINATION		65
8.1	Termination	65
8.2	Effect of Termination	67

ARTICLE IX SHAREHOLDER REPRESENTATIVE		67
9.1	Designation and Replacement of Shareholder Representative	67
9.2	Authority and Rights of Shareholder Representative; Limitations on Liability	67
9.3	Representations and Warranties of the Shareholder Representative	70

ii

(continued)

ARTICLE X MISCELLANEOUS		70
10.1	Nonsurvival of Representations and Warranties	70
10.2	Amendment	70
10.3	Notices	70
10.4	Waivers	72
10.5	Counterparts	72
10.6	Interpretation	72
10.7	Governing Law	73
10.8	Specific Performance	73
10.9	Assignment	73
10.10	Third Party Beneficiaries	74
10.11	No Recourse	74
10.12	Release	74
10.13	Further Assurances	75
10.14	Entire Understanding	75
10.15	JURISDICTION OF DISPUTES	75
10.16	WAIVER OF JURY TRIAL	76
10.17	Disclosure Schedules	76
10.18	Severability	76
10.19	Construction	77
10.20	Legal Representation	77
10.21	Expenses	77
10.22	Public Announcements	77

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Exchange Agent Agreement
Exhibit C	Form of Plan of Merger
Exhibit D-1	Form of Letter of Transmittal for Ordinary Shares
Exhibit D-2	Form of Letter of Transmittal for Equity Awards
Exhibit E	Form of Preferred Share Release

Schedules

Schedule 1	Closing Net Tax Asset Position Items
Schedule 2	Working Capital Example Calculation
Schedule 3	Closing Cash Cap Amounts
Schedule 4	Closing Transaction Tax Benefit Amount Items
Schedule 5	Subject Transaction Information

Company Disclosure Schedules

Parent Disclosure Schedules

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of May 28, 2019, by and among Ratings Acquisition Corp, an exempted company incorporated under the Laws of the Cayman Islands (“Company”), Morningstar, Inc., an Illinois corporation (“Parent”), Alpine Merger Co., an exempted company incorporated under the Laws of the Cayman Islands and wholly owned by a wholly owned Subsidiary of Parent (“Merger Sub”); and Shareholder Representative Services LLC, a Colorado limited liability company, acting solely in its capacity as the representative, agent and attorney-in-fact of the Equityholders hereunder  (“Shareholder Representative”).

W I T N E S S E T H:

WHEREAS, the boards of directors of Parent and Merger Sub, and the sole shareholder of Merger Sub, have approved the acquisition of the Company by Parent, by means of a merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company and indirectly wholly owned Subsidiary of Parent (as such, the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company has unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, the Company and (ii) approved this Agreement and the transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, Warburg, Carlyle and certain of their Affiliates (collectively, the “Sponsor Investors”) collectively holding approximately 94% of the Ordinary Shares issued and outstanding as of the date of this Agreement and the Identified Executives of the Company have entered into a voting and support agreement (the “Voting and Support Agreement”) in connection with the Merger, providing, among other things, that the Sponsor Investors will vote the Ordinary Shares owned directly or indirectly by them in favor of the adoption of this Agreement and take certain other actions in furtherance of the Merger; and

WHEREAS, as promptly as practicable, but in any event no later than 5:00 p.m. New York City time on the twentieth (20th) day after the date hereof, the Company shall distribute information with respect to and call an extraordinary general meeting of all Ordinary Shareholders, which meeting shall be held no later than the twentieth (20th) Business Day following the mailing of such information, for the purpose of considering and if thought fit, passing a special resolution (the “Resolution”) to authorize the Plan of Merger (as defined below) in accordance with Section 233(6)(a) of the Companies Law, adopt this Agreement and approve the consummation of the transactions contemplated hereby (including the Merger).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1                              Definitions.  The following terms shall have the following meanings for purposes of this Agreement:

“Adjustment Resolution Period” shall have the meaning set forth in Section 2.10(d).

“Adjustment Review Period” shall have the meaning set forth in Section 2.10(d).

“Adjustment Time” shall mean 11:59 p.m. New York City time on the day immediately preceding the Closing Date; provided, that for purposes of determining the amount of German RETT included in “Indebtedness” it shall be assumed that the Merger has occurred.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.  For purposes of this Agreement, “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise.  “Controlled” and “Controlling” shall be construed accordingly.  Notwithstanding the foregoing, for all purposes of this Agreement, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) (other than the Company and its Subsidiaries) of Carlyle or Warburg or any of their respective Affiliates.

“Affiliate Agreement” shall mean any contract or agreement under which there are any outstanding obligations that is entered into between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s officers, directors, holders of any Ordinary Shares or Affiliates of the Company or any Affiliate of the Sponsor Investors (other than the Company and its Subsidiaries), on the other hand.

“Aggregate Estimated Consideration” shall mean an amount, expressed in U.S. dollars, equal to the (A) Base Purchase Price, minus (B) the Estimated Closing Indebtedness, minus (C) the Estimated Transaction Expenses, minus (D) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (E) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount, plus (F) the Estimated Closing Cash, plus (G) the Estimated Closing Net Tax Asset Position, plus (H) the Estimated Closing Transaction Tax Benefit Amount minus (I) the Aggregate Holdback Amount, minus (J) if the Preferred Share Redemption Value is not paid by the Canadian Subsidiary or the Put Right Purchaser (as applicable) prior to the Closing pursuant to Section 5.6(d), the Preferred Share Redemption Value.

“Aggregate Final Consideration” shall have the meaning set forth in Section 2.10(f).

“Aggregate Holdback Amount” shall mean the sum of the Purchase Price Adjustment Holdback Amount plus the Shareholder Representative Expense Amount.

“Aggregate Incentive Share Consideration” shall mean an amount, expressed in U.S. dollars, equal to the aggregate amount of distributions payable to the members of the Company holding Incentive Shares as set forth on the Incentive Share Payment Schedule.

“Aggregate Ordinary Share/Option Consideration” shall mean an amount, expressed in U.S. dollars, equal to (A) the Aggregate Estimated Consideration, plus (B) the aggregate exercise prices of all Options outstanding as of the Effective Time (other than any Underwater Option and any Option that is unvested as of immediately prior to the Effective Time and does not vest pursuant to Section 2.7(d)) minus (C) the Aggregate Incentive Share Consideration as set forth on the Incentive Share Payment Schedule.

“Agreement” shall mean this Agreement, including the Company Disclosure Schedules, the Parent Disclosure Schedules and the annexes and exhibits hereto, as it and they may be amended from time to time.

“Anti-Corruption Laws” shall mean all applicable Laws related to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act of 2010, the anti-corruption and anti-bribery legislation of the European Union, as adopted and made applicable by its member states, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other Law that prohibits bribery, corruption, fraud or other improper payments.

“Applicable Authority” shall have the meaning set forth in Section 3.14(f).

“Applicable Equityholder Consideration” shall have the meaning set forth in Section 2.9(f).

“Applicable Spot Rate” shall mean, with respect to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by Reuters at the close of business on the date of the Adjustment Time, if no such rate is quoted that day, on the last prior day for which such rate is quoted.

“Applicable Withholding Amount” shall mean such amounts as are required to be withheld or deducted under the Code or any applicable provision of Law with respect to the payment made in connection with the cancelation of an Equity Award.

“Articles of Association” shall mean the memorandum and articles of association of the Company, as amended, restated or supplemented from time to time and in the form in which they exist immediately prior to (but not following) the Effective Time.

“Assets” shall have the meaning set forth in Section 3.8.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3.

“Base Purchase Price” shall mean United States $669,000,000.

“Benefit Plan” shall have the meaning set forth in Section 3.11(a).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York or Illinois are authorized or required by law or other action of a Governmental Authority to close.

“Canadian Newco” shall have the meaning set forth in Section 5.6(f).

“Canadian Subsidiary” shall have the meaning set forth in Section 5.6(a).

“Canadian Tax Act” shall mean the Income Tax Act (Canada), as amended.

“Canceled Shares” shall have the meaning set forth in Section 2.7(b)(ii).

“Carlyle” shall mean The Carlyle Group.

“CAN-SPAN” shall have the meaning set forth in the definition of “Privacy Laws.”

“CASL” shall mean an act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the

Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), as amended.

“Cash” shall mean (i) the sum of cash and cash equivalents of the Company and its Subsidiaries, in each case, determined in a manner consistent with the Company Balance Sheet and, to the extent consistent therewith, in accordance with GAAP, plus (ii) without duplication, any checks, wire transfers or drafts deposited or available for deposit for the account of the Company and its Subsidiaries, to the extent not included in the calculation of cash and cash equivalents pursuant to clause (i) hereof, minus (iii) without duplication, any book overdrafts, outstanding checks and uncleared ACH payments, to the extent not deducted from the calculation of cash and cash equivalents pursuant to clause (i) hereof; provided, however, that Cash shall exclude any cash and cash equivalents held in escrow or as a security or other deposit held for or on behalf of a customer, vendor or landlord or deposited with a customer, vendor or landlord or that is required to be held in a separate account because of a requirement of, and the usage thereof is restricted by, applicable Law.  For the avoidance of doubt, Cash or Closing Cash may be a positive or negative number (and, if Cash or Closing Cash is a negative number, then the addition of Cash or Closing Cash wherever used in this Agreement shall mean the subtraction of the absolute value of Cash or Closing Cash, as applicable).

“Closing” shall mean the consummation of the transactions contemplated herein.

“Closing Cash” shall mean the aggregate amount, expressed in U.S. dollars, of Cash of the Company and its Subsidiaries as of the Adjustment Time, not to exceed the Closing Cash Cap.

“Closing Cash Cap” shall mean the aggregate amount of Cash set forth on Schedule 3 attached hereto, which identifies by jurisdiction the maximum amount of Cash to be included in Closing Cash in each jurisdiction in which the Company or any of its Subsidiaries hold Cash, which shall be expressed in the local currency of such jurisdiction.

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Closing Indebtedness” shall mean the aggregate amount, expressed in U.S. dollars (and for the avoidance of doubt any items set forth in the definition of “Indebtedness” otherwise expressed in Canadian dollars shall be converted to U.S. dollars at the Applicable Spot Rate), of Indebtedness of the Company and its Subsidiaries as of the Adjustment Time.

“Closing Net Tax Asset Position” shall mean an amount, expressed in U.S. dollars, equal to 50% of the amount calculated pursuant to Schedule 1 attached hereto as of the Adjustment Time.

“Closing Statement” shall have the meaning set forth in Section 2.10(c).

“Closing Transaction Tax Benefit Amount” shall mean an amount, expressed in U.S. dollars, equal to 95% multiplied by the reduction in Taxes (utilizing the Tax rates applicable to the Company or its applicable Subsidiary as of the Closing Date) arising from the aggregate amount of the Transaction Tax Deductions, as set forth in Schedule 4 attached hereto.

“Closing Working Capital” shall mean an amount, expressed in Canadian dollars, equal to the Working Capital of the Company and its Subsidiaries as of the Adjustment Time.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Companies Law” shall mean the Companies Law (2018 Revision) of the Cayman Islands, as

amended from time to time.

“Company” shall have the meaning set forth in the Preamble.

“Company Balance Sheet” shall have the meaning set forth in Section 3.5(a).

“Company Board” shall have the meaning set forth in Section 5.13(a).

“Company Disclosure Schedules” shall have the meaning set forth in the introductory language to Article III.

“Company Intellectual Property” shall mean all Owned Intellectual Property and all other Intellectual Property that is used or held for use by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any change, effect or development that has, or would reasonably be expected to have, a material adverse effect on (a) the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the transactions contemplated by this Agreement, including the Merger; provided, however, that in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect could occur, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following shall be disregarded:  (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which the Company and its Subsidiaries operate; (ii) the taking of any action specifically required by this Agreement; (iii) the announcement of this Agreement or pendency of the Merger, including any litigation arising from the Merger and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of the Company or its Subsidiaries, in each case, to the extent attributable to, arising out of or resulting from the announcement of this Agreement or pendency of the Merger; (iv) the taking of any action at the express written request of Parent; (v) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (vi) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (vii) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) that is proposed, approved or enacted on or after the date hereof; or (viii) the failure, in and of itself, of the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (v), (vi) or (vii) may be taken into account in determining whether there has been, could or would be a Company Material Adverse Effect to the extent that such changes, events, facts, effects or occurrences disproportionately affect the Company and its Subsidiaries, taken as whole, in relation to other Persons in the industries in which the Company and its Subsidiaries operate.

“Company Products” shall mean all products and services (including products and services under development), developed, manufactured, made commercially available, marketed, distributed, sold, imported for resale or licensed by or on behalf of the Company or any of its Subsidiaries since its inception.

“Company Related Parties” shall mean the Company and its Subsidiaries and their respective Affiliates (including the Equityholders) and any of their respective former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents and Affiliates.

“Company Software” shall have the meaning set forth in Section 3.13(e).

“Competing Transaction” shall have the meaning set forth in Section 5.4.

“Competition Laws” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean that certain confidentiality letter agreement, dated as of April 19, 2019, as amended, by and between the Company and Parent relating to the transactions contemplated hereby.

“Contamination” or “Contaminated” shall mean the presence of Hazardous Substances in, on or under the soil, groundwater, surface water, air or other environmental media to an extent that any Response Action is legally required by any Governmental Authority, or that would reasonably be expected to result in liability under any Environmental Law with respect to such presence of Hazardous Substances.

“Continuing Employee” shall have the meaning set forth in Section 5.7(a).

“Contractors” shall have the meaning set forth in Section 3.16(f).

“Credit Agreement” means that certain Credit Agreement, dated as of March 4, 2015, among AAA UK Acquisition Co. Limited, as Holdings, DBRS Limited, as the Canadian Borrower, DBRS Inc., as the US Borrower, the Lenders and Issuing Banks party thereto and Credit Suisse AG, as Administrative Agent, as amended, supplemented or modified from time to time.

“Credit Ratings Subsidiaries” shall have the meaning set forth in Section 3.14(f).

“Customer Data” shall mean all data, meta data, information or other content, in each case related to users or customers of the Company or any of its Subsidiaries (i) transmitted to the Company or any of its Subsidiaries by users of Company Products or customers of the Company or any of its Subsidiaries, (ii) collected by the Company, any of its Subsidiaries, or their service providers on their behalf in connection with any Company or Subsidiary website, mobile application or online services, or (iii) otherwise stored or hosted by the Company or any of its Subsidiaries on behalf of customers of the Company or any of its Subsidiaries or users of the Company Products.  Customer Data shall include all Material Nonpublic Information relating to a customer of the Company or any of its Subsidiaries Processed by the Company and its Subsidiaries.

“Debt Commitment Letter” shall have the meaning set forth in Section 4.7(a).

“Debt Financing” shall have the meaning set forth in Section 4.7(a).

“Debt Financing Provisions” shall have the meaning set forth in Section 10.10.

“Deficiency Amount” shall have the meaning set forth in Section 2.10(g).

“Determination Date” shall have the meaning set forth in Section 2.10(e).

“Dissenting Shareholder” shall have the meaning set forth in Section 2.8(a).

“Dissenting Shares” shall have the meaning set forth in Section 2.8(a).

“DOJ” shall have the meaning set forth in Section 5.5(c).

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Law” shall mean all applicable Laws, common law doctrine or Permit pertaining to pollution or the protection of the environment, natural resources or worker health and safety.

“Equity Award” shall mean an Option, an Incentive Share or a Restricted Stock Unit.

“Equityholders” shall have the meaning set forth in Section 9.1.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“Escrow Account” shall mean the escrow account established pursuant to the Escrow Agreement in respect of the Purchase Price Adjustment Holdback Amount.

“Escrow Agent” shall mean SunTrust Bank (or any other financial institution mutually acceptable to Parent and the Shareholder Representative) or, after the Closing, any successor in interest thereto under the Escrow Agreement.

“Escrow Agreement” shall mean the escrow agreement to be entered into at Closing by Parent, the Shareholder Representative and the Escrow Agent in substantially form attached hereto as Exhibit A.

“Estimated Closing Cash” shall have the meaning set forth in Section 2.10(a).

“Estimated Closing Indebtedness” shall have the meaning set forth in Section 2.10(a).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.10(a).

“Estimated Closing Net Tax Asset Position” shall have the meaning set forth in Section 2.10(a).

“Estimated Closing Transaction Tax Benefit Amount” shall have the meaning set forth in Section 2.10(a).

“Estimated Transaction Expenses” shall have the meaning set forth in Section 2.10(a).

“Estimated Working Capital Amount” shall have the meaning set forth in Section 2.10(a).

“Excess Amount” shall have the meaning set forth in Section 2.10(g).

“Exchange Agent” shall mean Acquiom Financial LLC, a Colorado limited liability company (solely in its capacity as payments administrator) (or any other financial institution mutually acceptable to

Parent and the Shareholder Representative) or, after the Closing, any successor in interest thereto under the Exchange Agent Agreement.

“Exchange Agent Agreement” shall mean the payments administration agreement to be entered into at Closing by Parent, the Shareholder Representative and the Exchange Agent in substantially form attached hereto as Exhibit B.

“Exchange Fund” shall have the meaning set forth in Section 2.9(a).

“Export Control Laws” shall mean all applicable Laws relating to the export or re-export of goods, commodities, technologies, or services, including the United States’ Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the Export Control Reform Act of 2018, 50 U.S.C. §§ 4801-4843, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Section 999 of the Code; and Canada’s United Nations Act (R.S.C., 1985, C. U-2), the Special Economic Measures Act (S.C. 1992, c. 17), the Criminal Code (R.S.C. 1985, c. C-46), the Export and Import Permits Act (R.S.C., 1985, c. E-19),  the Customs Act (R.S.C., 1985, c. 1 (2nd Supp.), the Justice for Victims of Corrupt Foreign Officials Act (S.C. 2017, c. 21), the Freezing Assets of Corrupt Foreign Officials Act (S.C. 2011, c. 10), the Foreign Extraterritorial Measures Act (R.S.C., 1985, c. F-29) and the German Foreign Trade Ordinance (Außenwirtschaftsverordnung).

“Final Closing Statement” shall have the meaning set forth in Section 2.10(e).

“Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Financing Parties” shall mean the Lenders and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.

“Flow-Through Entity” shall mean (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “specified foreign corporation” within the meaning of Section 965 of the Code, or (c) a “passive foreign investment corporation” within the meaning of Section 1297 of the Code.

“Fraud” shall mean an actual and intentional common law fraud containing a misrepresentation of fact with respect to the making of the representations and warranties set forth in this Agreement, provided that such misrepresentation shall only be deemed to exist if any of the individuals included in the definition of “Knowledge of the Company” had actual knowledge, after reasonable inquiry of their direct reports, that the representations and warranties made by such party were actually breached when made with the express intention that the other party relies thereon to its detriment.

“FTC” shall have the meaning set forth in Section 5.5(c).

“Fully Diluted Outstanding Ordinary Shares” shall mean, as of any date of determination, the total number of Ordinary Shares outstanding as of such date, determined on a fully-diluted, as-if exercised basis and assuming the exercise (as applicable) and settlement of all vested Options (assuming that all Ordinary Shares underlying vested Options are delivered to the applicable holders and that no Ordinary Shares are withheld in payment of any applicable exercise price or Tax obligations) and the settlement of all Restricted Stock Units, whether or not exercised, exercisable, settled, eligible for settlement or vested; provided, however, that any Underwater Option and any Option that is unvested as of immediately prior to the Effective Time and does not vest pursuant to Section 2.7(d) shall be disregarded for purposes of this definition.

“Funded Indebtedness” shall mean, as of any time, without duplication, the aggregate amount of all Indebtedness of the Company described in clauses (i), (ii) and (iv) of the definition of “Indebtedness” plus any amounts payable in respect of each such clause under clause (xvi) of the definition of “Indebtedness.”

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“German RETT” shall mean any real estate transfer tax imposed by Germany (or any political subdivision thereof).

“GmbH” shall have the meaning set forth in Section 3.14(e).

“Governmental Authority” shall mean any (i) nation, state, commonwealth, province, territory, county, municipality, district or other governmental jurisdiction of any nature, (ii) federal, state, provincial, municipal, local or foreign government, (iii) governmental or quasi-governmental authority of any nature (including any governmental branch, department or other entity), (iv) regulatory or administrative agency, (v) multinational organization (including for the avoidance of doubt the European Union), (vi) governmental commission, department, board, bureau, agency, instrumentality, court or tribunal or (vii) other body exercising, or entitled to exercise, any executive, judicial, legislative, police or taxing authority or governmental power of any nature.

“Hazardous Substance” shall mean any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutant, contaminant or waste, that is defined, classified, listed or regulated under, or requires a Response Action pursuant to, any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Inc.” shall have the meaning set forth in Section 3.14(d).

“Incentive Share Payment Schedule” shall have the meaning set forth in Section 2.10(b).

“Incentive Share Plan” shall have the meaning set forth in Section 3.2(a).

“Incentive Shares” shall mean the non-voting incentive shares of the Company issued pursuant to the Articles of Association.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (iv) all letters of credit or performance bonds issued for the account of such Person (including in connection with any lease agreement entered into by such Person), to the extent drawn upon, (v) all income and franchise Taxes of the Company and its Subsidiaries for any taxable period (or portion thereof) ending on or before the Closing Date (calculated on a jurisdiction by jurisdiction basis, with zero dollars ($0) being the lowest amount for a jurisdiction and excluding for purposes of this calculation any amount taken into account in determining the Closing Net Tax Asset Position or the Closing Transaction Tax Benefit Amount), including, to the extent not expected to be refundable or recoverable by December 31, 2021, any Part VI.1 tax under the Canadian Tax Act payable by the Canadian Subsidiary if the Class A Preferred Shares are redeemed as contemplated in Section 5.6(b) (provided that this clause (v) shall not include any uncertain Tax positions or deferred Tax liabilities), (vi) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly owned Subsidiary of such Person, (vii) any amounts due and owing to or by the Company and its Subsidiaries (on a net basis (solely to the extent that any amount owing to the Company and any of its Subsidiaries is set forth in a customary confirmation of settlement issued by the applicable counterparty with respect to this clause (vii) as an offset against any amounts owed by the Company and its Subsidiaries (and which, for the avoidance of doubt, shall if paid in cash to the Company or its Subsidiaries (and not used to set off against Indebtedness) be part of Closing Cash)), which may be a negative number if owing to the Company and its Subsidiaries) under any interest rate, currency or commodity derivatives or hedging transactions or similar arrangements (including any termination or settlement thereof), (viii) any amounts accrued or payable to the Sponsor Investors or any of their Affiliates in respect of advisory or other fees and amounts, or any other advisory, monitoring, management or other similar fees and any related expenses reimbursable to the Sponsor Investors or any of their Affiliates in connection with the services provided in connection therewith, (ix) all unfunded Liabilities relating to severance payments, deferred compensation and other similar contingent liabilities (for avoidance of doubt, not including any bonus accruals) relating to any period prior to Closing (excluding any amounts that are payable as a result of the consummation of the transactions contemplated by this Agreement and included in Transaction Expenses), (x) all payment obligations (contingent or otherwise) for the deferred purchase price of goods, services, assets, securities or property (including the maximum potential amount payable with respect to earnouts, purchase price adjustments, transaction expenses, royalties, retention payments or other payments related to acquisitions), other than trade payables incurred in the ordinary course of business paid in a manner consistent with industry practice and reflected as a current liability in the calculation of Working Capital, (xi) all Liabilities relating to the formation, ownership, operation, sale, liquidation, dissolution or other disposition of any former Subsidiary of the Company, including DBRS Ratings Mexico, Institucion Calificadora de Valores, S.A. de C.V., (xii) all dividends declared but unpaid by the Company prior to the Closing, (xiii) any German RETT imposed as a result of the Merger, (xiv) all outstanding payment obligations for capital expenditures incurred pursuant to a binding contract or agreement that cannot be terminated by the Surviving Company or its Subsidiaries after the Closing without any payment, prepayment or other penalty, (xv) any withholding or other Taxes imposed on the Company or any of its Subsidiaries as a result of the Company and its Subsidiaries reducing the Cash to an amount not to exceed the Closing Cash Cap, including as a result of a dividend, distribution or repayment of Indebtedness and (xvi) in each case of clauses (i) through (xv), together with (A) all accrued interest and accrued fees thereon and all premiums, prepayment penalties, breakage costs and other third party fees and charges with respect to such items, and (B) any employer portion of Taxes payable with respect thereto or with respect to any consideration payable in respect of Options, Incentive Shares or Restricted Stock Units pursuant to this Agreement, other than Taxes that have been included in Transaction Expenses; provided that, with respect to Indebtedness of the Company and its Subsidiaries, Indebtedness shall exclude any accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business, in each case, to the extent included as current liabilities in the definition of Working Capital; provided, further, that for purposes of the determination of the Aggregate Estimated Consideration and the Aggregate Final Consideration, (x) Indebtedness shall be determined in a manner consistent with GAAP and (y) the amount of any Indebtedness for borrowed money shall be reduced by the amount, if any, payable to the Company or any of its Subsidiaries as a result of the termination or settlement at the Closing of any swap, option derivative or other hedging agreement or arrangement previously entered into by the Company or any of its Subsidiaries in respect of such Indebtedness.  For the avoidance of doubt, “Indebtedness” shall not include any amount included in the calculation of Working Capital, Transaction Expenses or Closing Net Tax Asset Position.

“Identified Executives” shall mean Stephen Joynt, Detlef Scholz, Claire Mezzanotte, Douglas Turnbull and Sean O’Connor.

“Independent Accountant” shall have the meaning set forth in Section 2.10(d).

“Intellectual Property” shall mean any and all worldwide (a) patents, industrial designs, utility models, and applications for any of the foregoing, including all provisionals, continuations, continuations-in-part, divisions, reissues, re-examinations and extensions thereof; (b) trademarks, trade names, service marks, certification marks, logos, trade dress, domain names, social media accounts, and other source or business identifiers, whether registered or unregistered, all registrations and applications for any of the foregoing, all renewals and extensions thereof and all common law rights in and goodwill associated with any of the foregoing; (c) copyrights, works of authorship (including software and databases), mask work rights, database rights, and design rights, whether registered or unregistered, registrations and applications for any of the foregoing, renewals and extensions thereof and all moral rights associated with any of the foregoing; (d) trade secrets and other proprietary and confidential information, including inventions (whether or not patentable), invention disclosures, ideas, developments, improvements, know-how, designs, drawings, algorithms, source code, methods, processes, techniques, formulae, research and development, compilations, compositions, manufacturing and production processes, devices, technical data, specifications, reports, analyses, data analytics, customer lists, supplier lists, pricing and cost information and business and marketing plans and proposals; and (e) any rights recognized under applicable Law that are equivalent to any of the foregoing.

“Interim Period” shall have the meaning set forth in Section 5.1.

“IRS” shall have the meaning set forth in Section 3.11(b).

“IT Assets” shall mean software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches, and all other information technology equipment, and all associated documentation, in each case, used or held for use by the Company or any Subsidiary in the operation of the business of the Company or any Subsidiary.

“Knowledge of Parent” shall mean the actual knowledge of the individuals set forth on Section 1.1(a) of the Parent Disclosure Schedules after reasonable investigation.

“Knowledge of the Company” shall mean the actual knowledge of the individuals set forth on Section 1.1(a) of the Company Disclosure Schedules after reasonable investigation.

“Laws” shall have the meaning set forth in Section 3.14(a).

“Leased Real Property” shall mean real property that the Company or any of its Subsidiaries leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Lease.

“Leases” shall mean leases, subleases, licenses or other occupancy agreements (whether written or oral) (together with any and all amendments and modifications thereto and any guarantees thereof).

“Legal Advisors” shall have the meaning set forth in Section 10.20.

“Lenders” shall have the meaning set forth in Section 4.7(a).

“Letter of Transmittal” shall have the meaning set forth in Section 2.9(f)(i).

“Liabilities” shall have the meaning set forth in Section 3.5(b).

“Liens” shall mean liens, encumbrances, mortgages, charges, claims, restrictions, pledges, security interests, assignments by way of security, title defects, easements, rights-of-way, covenants, leases, sublease assignments, rights of first refusal, proxies, voting agreements, exclusive licenses or sublicenses, conditional sale or other title retention agreements, encroachments, judgments, or other similar adverse claims with respect to a property or asset.

“Limited” shall have the meaning set forth in Section 3.14(c).

“Material Contracts” shall have the meaning set forth in Section 3.9(a).

“Material Customer” shall have the meaning set forth in Section 3.21(b).

“Material Nonpublic Information” shall mean information that has not been made public about a Person (other than the Company or any of its Subsidiaries) which could affect such Person’s stock value, organization valuation, share price and/or investment decisions.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Amounts” shall have the meaning set forth in Section 4.7(a).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Money Laundering Laws” shall have the meaning set forth in Section 3.20(d).

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Multiple Employer Plan” shall mean a plan that has two or more contributing sponsors at least two of whom are not under common Control, within the meaning of Section 4063 of ERISA.

“Net Option Share” shall mean, with respect to an Option, the excess, if any, of (i) the number of Ordinary Shares underlying such Option minus (ii) the quotient of (x) the aggregate exercise price of such Option divided by (y) the Per Share Ordinary Share Consideration.

“Non-Recourse Party” shall have the meaning set forth in Section 10.11.

“Non-US Plan” shall have the meaning set forth in Section 3.11(a).

“Notice of Adjustment Disagreement” shall have the meaning set forth in Section 2.10(d).

“Options” shall mean the outstanding options to purchase Ordinary Shares granted (i) under a Benefit Plan or (ii) pursuant to the Performance Option Agreement.

“Option Plan” shall have the meaning set forth in Section 3.2(a).

“Order” shall mean any award, judgment, injunction, determination, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority or private arbitrator of competent jurisdiction.

“Ordinary Shareholder” shall mean a holder of Ordinary Shares.

“Ordinary Shares” shall mean the ordinary shares of the Company issued pursuant to the Articles of Association.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, memorandum and articles of association, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Intellectual Property” shall mean all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Schedules” shall have the meaning set forth in the introductory language to Article IV.

“Parent Material Adverse Effect” shall mean any change, effect or development that would, or would reasonably be expected to, prevent or materially delay the ability of Parent to consummate the transactions contemplated by this Agreement, including the Merger.

“Parent Related Parties” shall mean Parent, Merger Sub and their respective Affiliates, the Lenders, any other potential debt or equity financing source and any of their respective former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents or Affiliates of any of the foregoing.

“Payoff Letters” shall have the meaning set forth in Section 2.2(b)(v).

“PCI DSS” shall mean the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time.

“Per Share Incentive Share Consideration” shall mean, with respect to each Incentive Share, the amount, expressed in U.S. dollars, of distributions payable to the applicable member of the Company in respect of the applicable Incentive Share as set forth in the Incentive Share Payment Schedule.

“Per Share Ordinary Share Consideration” shall mean an amount, expressed in U.S. dollars, the quotient of (x) the Aggregate Ordinary Share/Option Consideration divided by (y) the Fully-Diluted Outstanding Ordinary Shares immediately prior to the Effective Time.

“Performance Option Agreement” shall mean that certain Performance Option Agreement, dated as of March 4, 2015, by and between the Company and Colonial House Capital Limited, a corporation existing under the Laws of the Province of Ontario.

“Permits” shall have the meaning set forth in Section 3.14(b).

“Permitted Liens” shall mean: (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) materialmen’s, warehouseman’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (d) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use and operation of, such real property; and (e) Liens set forth on Section 1.1(b) of the Company Disclosure Schedules.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind (other than the Company or its Subsidiaries).

“Personal Information” shall mean information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, or serve advertisements to an individual (including name; Social Security number; government-issued identification numbers; health or medical information, including health insurance information; financial account information; passport numbers; user names/email addresses in combination with a password or security code that would allow access to an online account; unique biometric identifiers (e.g., fingerprints, retinal scans, face scans, or DNA profile); employee ID numbers; date of birth; digital signature; Internet Protocol (IP) addresses, and any other such information that is regulated by Privacy Laws).

“Plan of Merger” shall have the meaning specified in Section 2.3.

“Post-Closing Payments Schedule” shall have the meaning set forth in Section 2.9(g).

“Preferred Share Purchase” shall have the meaning set forth in Section 5.6(c).

“Preferred Share Redemption” shall have the meaning set forth in Section 5.6(b).

“Preferred Share Redemption Value” shall have the meaning set forth in Section 5.6(b).

“Preferred Shares” shall have the meaning set forth in Section 5.6(a).

“Preferred Share Support Agreement” shall mean that certain Support and Voting Agreement, dated as of March 4, 2015, by and among AAA UK Holding Co. Limited, DBRS Limited and Colonial House Capital Limited.

“Privacy and Security Requirements” shall mean, to the extent applicable to the Company or any of its Subsidiaries, (a) all Privacy Laws; (b) all Laws related to the Processing of Customer Data; (c) all Privacy Contracts; (d) all Privacy Policies; and (e) the PCI DSS.

“Privacy Contracts” shall mean all contracts between the Company and any Person, or any Subsidiary of the Company and any Person, that are applicable to the Processing of (a) PCI DSS; (b) Customer Data; and/or (c) Personal Information.

“Privacy Laws” shall mean any Laws regulating the Processing of Personal Information including Section 5 of the Federal Trade Commission Act, all state and provincial Laws related to unfair or deceptive trade practices, the Fair Credit Reporting Act, the Gram-Leach-Bliley Act, the Controlling the

Assault of Non-Solicited Pornography And Marketing Act of 2003, the Telephone Consumer Protection Act, the Illinois Biometric Information Privacy Act, the General Data Protection Regulation (EU) 2016/679 and all related national laws and regulations (including the UK Data Protection Act 2018), the UK Data Protection Act 1998 and all other related national laws and regulations implementing European Directive 95/46/EC, the Privacy and Electronic Communications (EC Directive) Regulations 2003 and all other related national law and regulations implementing European Directive 2002/58/EC, the Protection of Personal Information and Electronic Documents Act, CASL, all Laws related to faxes, telemarketing and text messaging, and all Laws related to breach notification, the ePrivacy Directive (EU) 2002/58/EC, as amended and implemented by European Union member states, and General Data Protection Regulation (EU) 2016/679 and applicable provisions of European Union Member state implementing legislation.

“Privacy Policies” shall mean all written policies and procedures of the Company or any of its Subsidiaries, including all website and mobile application privacy policies and internal information security procedures, in each case relating to the Processing of (a) PCI DSS; (b) Customer Data; and/or (c) Personal Information.

“Process” shall mean the creation, collection, use (including, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Purchase Price Adjustment Holdback Amount” shall mean U.S. dollars $12,500,000; provided that, to the extent that it is reduced by the Released Holdback Amount in accordance with Section 2.10(h), the Purchase Price Adjustment Holdback Amount shall refer to U.S. dollars $12,500,000 less the Released Holdback Amount.

“Put Right” shall have the meaning set forth in Section 5.6(c).

“Put Right Purchaser” shall mean AAA UK Acquisition Co. Limited, a corporation governed by the Laws of the United Kingdom and a wholly owned Subsidiary of AAA UK Holding Co. Limited, a corporation governed by the Laws of the United Kingdom and a wholly owned Subsidiary of the Company.

“Ratings Limited” shall have the meaning set forth in Section 3.14(e).

“Redemption Notice” shall have the meaning set forth in Section 5.6(a).

“Registered Intellectual Property” shall have the meaning set forth in Section 3.13(a).

“Registrar” shall mean the Registrar of Companies of the Cayman Islands.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, pouring, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Releasing Party” shall have the meaning set forth in Section 10.12.

“Released Claim” shall have the meaning set forth in Section 10.12.

“Released Holdback Amount” shall have the meaning set forth in Section 2.10(h).

“Representatives” shall have the meaning specified in Section 5.4.

“Representative Losses” shall have the meaning set forth in Section 9.2(d).

“Required Regulatory Approvals” shall have the meaning set forth in Section 6.3.

“Resolution” shall have the meaning set forth in the Recitals.

“Resolved Matters” shall have the meaning specified in Section 2.10(d).

“Response Action” shall mean any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by the Company or its Subsidiaries, any Contamination of any property owned, leased or occupied by the Company or its Subsidiaries, or any Release or threatened Release of Hazardous Substances, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601(25).

“Restricted Stock Unit” shall have the meaning set forth in Section 2.7(d)(iii).

“Revised Partnership Audit Provisions” means Sections 6221 through 6241 of the Code as originally enacted in P.L. 114-74, and as may be amended including any Treasury Regulations or other administrative guidance promulgated by the IRS or successor provisions and any comparable provision of foreign or U.S. state or local Laws.

“Runoff D&O Insurance” shall have the meaning set forth in Section 5.9(b).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Security Breach” shall mean security breach or breach of Personal Information under applicable Laws.

“Security Incident” shall mean any unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of information (including Personal Information or Customer Data) or interference with system operations of IT Assets.

“Shareholder Approval” shall have the meaning set forth in Section 3.3.

“Shareholder Group” shall have the meaning set forth in Section 10.20.

“Shareholder Representative” shall have the meaning set forth in the Preamble.

“Shareholder Representative Expense Amount” shall mean U.S. dollars $250,000.

“Sponsor Investors” shall have the meaning set forth in the Recitals.

“Stockholders Agreement” shall have the meaning set forth in Section 3.1(c).

“Subsidiary” shall mean, with respect to any Person, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing Person or body (or, if there are no such voting interests, more than fifty percent (50%) of the equity interests of which) is owned directly or indirectly by such first Person.

“Surviving Company” shall have the meaning set forth in the Recitals.

“Target Working Capital Amount” shall mean negative Canadian dollars $46,000,000.

“Tax” shall mean all U.S. federal, state, provincial, local or non-U.S. taxes, imposts, duties, levies or other assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, escheat, severance, stamp, occupation, premium, property, social security, environmental (including Section 59A of the Code), alternative or add-on, value added, registration, occupancy, capital stock, unincorporated business, unemployment, disability, workers’ compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes, duties, charges, fees, levies or other assessments of any nature whatsoever imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Proceeding” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Transaction Expenses” shall mean, to the extent unpaid as of the Adjustment Time, an amount, expressed in U.S. dollars, equal to (i) the fees, expenses, charges and other payments incurred or otherwise payable by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is liable in connection with the consummation of the transactions contemplated hereby, including fees and expenses of their legal counsel, their investment bankers, their accountants and their other advisors and (ii) any amounts required to be paid to, or for the benefit of, any current or former employee, equityholder, officer, manager, director of the Company or any other Person in connection with or as a result of the consummation of the transactions under this Agreement, and any severance, sale, retention, change of control or similar bonuses, arrangements, payments or benefits, including all related payroll withholding Taxes payable by the Company associated with such amounts (including such Taxes with respect to any consideration payable in respect of Options, Incentive Shares or Restricted Stock Units pursuant to this Agreement); provided that for avoidance of doubt, Transaction Expenses shall not include any amount constituting Aggregate Ordinary Share/Option Consideration or Aggregate Incentive Share Consideration; provided, further, that Transaction Expenses shall not include any amounts that are payable in respect of actions taken after the Closing.  For the avoidance of doubt, “Transaction Expenses” shall not include any amount included in the calculation of Working Capital or Indebtedness.

“Transaction Tax Deductions” shall mean an amount, in no event to exceed $17,500,000 Canadian dollars, equal to the sum of the following, in each case, to the extent that they should be deductible for applicable income Tax purposes at a “more likely than not” level of comfort, calculated without duplication: (i) the fees and expenses incurred by the Company or any of its Subsidiaries with respect to the payment of Indebtedness in connection with the transactions contemplated by this Agreement; (ii) the amount of Transaction Expenses; and (iii) the amount of Per Share Ordinary Share Consideration or Per Share Incentive Share Consideration (as applicable) payable with respect to any Options, Incentive Shares or Restricted Stock Units; provided that, in connection with the foregoing, Parent, to the extent applicable, shall be assumed to cause the Company and any of its applicable Subsidiaries to make an election under Revenue Procedure 2011-29, 2011-18 IRB, to treat 70% of any success-based fees that were paid by or on behalf of the Company or any of its Subsidiaries as an amount that did not facilitate the transactions contemplated under this Agreement; provided, however, that Transaction Tax Deductions shall not include any Tax deductions in respect of the same subject matter as the Tax items specified in Schedule 1.  For avoidance of doubt, in the event that a calculation of Transaction Tax Deductions in accordance with the foregoing would exceed $17,500,000 Canadian dollars, the amount of Transaction Tax Deductions for all purposes of this Agreement and the transactions contemplated hereunder shall equal $17,500,000 Canadian dollars, unless determined to be a lesser amount in accordance with Section 2.10.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“UK Companies” shall mean AAA UK Holding Co. Limited and the Put Right Purchaser.

“Underwater Option” shall mean any Option with an exercise price equal to or in excess of the Per Share Ordinary Share Consideration.

“Unresolved Matters” shall have the meaning set forth in Section 2.10(d).

“Voting and Support Agreement” shall have the meaning set forth in the Recitals.

“Warburg” shall mean Warburg Pincus, LLC.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, and any applicable state or local mass layoff or plant-closing Laws.

“Working Capital” shall mean as of any date or time, in each case, determined in a manner consistent with the Working Capital Principles and, to the extent consistent therewith, in accordance with GAAP, (a) the consolidated current assets of the Company and its Subsidiaries (including net trade receivables and prepaid expenses) as of such date or time, minus (b) the consolidated current liabilities of the Company and its Subsidiaries (including accounts payable, all deferred revenue (including for this purpose both the current and non-current/long-term portions of deferred revenue regardless of whether they are recorded as current liabilities) and, with respect to current or former employees, all accrued Liabilities relating to bonuses and commissions with respect to any period occurring prior to the Closing Date and all accrued and unused vacation as of the Closing Date) as of such date or time (together with all employer taxes relating thereto).  Notwithstanding the foregoing, for purposes of calculating Working Capital, current assets and current liabilities shall exclude: (A) Cash; (B) any Indebtedness; (C) any Transaction Expenses; (D) any income Tax assets and liabilities; (E) any deferred Tax assets and liabilities; (F) any amounts included in the calculation of Closing Net Tax Asset Position; (G) any assets or liabilities related to interest rate, currency or commodity derivatives or hedging transactions or similar arrangements, (H) any deferred lease inducements and (I) discontinued operations.  For the avoidance of doubt current assets and current liabilities related to Taxes shall be determined without considering transaction related expenses or deductions, including any amounts included in the calculation of Closing Transaction Tax Benefit Amount.

“Working Capital Principles” shall mean GAAP as modified by, and as set forth in, the accounting policies, principles, practices and methodologies set forth in the illustrative example of the calculation of Working Capital as of the date of the Company Balance Sheet attached as Schedule 2.

ARTICLE II

THE MERGER

2.1                              Company Details; Merger.

(a)                                 The “constituent companies” (as defined in the Companies Law) to this Agreement are the Company and Merger Sub.

(b)                                The “surviving company” (as defined in the Companies Law) is the Company.

(c)                                 The registered office of the Company is at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1 — 9005, Cayman Islands.

(d)                                The registered office of Merger Sub is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, Cayman Islands KY1-1108.

(e)                                 As of immediately prior to the Effective Time, the authorized share capital of the Company is US$500,000 divided into 35,000,000 Ordinary Shares of nominal or par value of US$0.01 each, and 15,000,000 Incentive Shares of nominal or par value of US$0.01 each.

(f)                                   As of immediately prior to the Effective Time, the authorized share capital of Merger Sub is US$50,000 divided into 50,000 shares of US$1.00 par value each.

(g)                                Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the Companies Law.  Following the Merger, the separate corporate existence of Merger Sub shall cease, the Surviving Company shall continue as the surviving company and it is intended that the Registrar shall strike Merger Sub from the register of companies in accordance with the provisions of section 236(3) of the Companies Law.

2.2                              Closing.

(a)                                 The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m. New York City time on the third (3rd) Business Day following the date of the satisfaction or waiver of the conditions precedent set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time); provided that, to the extent that the Closing Date would fall on a date that is a public holiday in the Cayman Islands, the Closing Date shall be the next Business Day following such date, provided, however, in no event shall Closing occur prior to July 1, 2019.  The date on which the Closing actually occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

(b)                                At or prior to the Closing, the Company shall deliver the following to Parent:

(i)                                     a certificate, dated the Closing Date, of a senior executive officer of the Company to the effect set forth in Section 6.1 and Section 6.2;

(ii)                                  a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Temporary Treasury Regulation Section 1.1445-11T, to the effect that fifty percent (50%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests, or that ninety percent (90%) or more of the value of the gross assets of the Company does not consist of U.S. real property interests plus cash or cash equivalents

(iii)                               (A) a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Treasury Regulation Section 1.1445-2(c)(3), to the effect that no interest in the AAA UK Holding Co. Limited is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code and (B) a notice of such certification to the Internal Revenue Service satisfying the requirements of Treasury Regulation Section 1.897-2(h);

(iv)                              resignations of those directors, managers and officers of the Company and each Subsidiary (effective as of the Closing) listed in a written request by Parent received no later than five (5) Business Days prior to the Closing Date;

(v)                                 at least two (2) Business Days prior to the Closing, Parent and Merger Sub shall have received payoff letters and other documentation in form reasonably acceptable to Parent evidencing the amount of all outstanding Funded Indebtedness (including principal, interest, fees, expenses, prepayment penalties or payments and other amounts payable for such Funded Indebtedness) and releasing the Company and its Subsidiaries of all Liabilities and Liens with respect to such Funded Indebtedness upon such payment (the “Payoff Letters”); and

(vi)                              a payoff letter or statement, which shall include an agreement and acknowledgment from Lazard Freres & Co. LLC that upon receipt of the payment specified in the payoff letter or statement on the Closing Date, Lazard Freres & Co. LLC will have received in full all amounts in respect of fees and expenses owed to it from the Company and its Subsidiaries as of the Closing Date and neither the Company nor any of its Subsidiaries will owe any other amounts to Lazard Freres & Co. LLC in respect of fees or expenses under the engagement letter between Lazard Freres & Co. LLC and the Company (provided that the indemnification obligations shall survive in accordance with the terms of the engagement letter between Lazard Freres & Co. LLC and the Company).

(c)                                 At or prior to the Closing, Parent and Merger Sub shall deliver to the Company certificates, dated the Closing Date, of a senior executive officer of Parent and Merger Sub to the effect set forth in Section 7.1 and Section 7.2.

2.3                              Effective Time.  At the Closing, the Company and Merger Sub shall cause the Merger to be consummated by filing a plan of merger substantially in the form attached hereto as Exhibit C (the “Plan of Merger”), signed by a duly authorized officer (including any director) of each of the Company and Merger Sub, and each certificate, declaration and undertaking required under Section 233 of the Companies Law with the Cayman Islands Registrar of Companies (together with any applicable filing fees).  The Merger shall become effective at the time at which the Plan of Merger is registered by the Cayman Islands Registrar of Companies in accordance with Section 233(13) of the Companies Law, or at such other time as the Company and Merger Sub shall agree and as shall be specified in the Plan of Merger (the date and time of such registration, or such later date and time as the Company and Merger Sub shall agree and specify in the Plan of Merger, the “Effective Time”).

2.4                              Effects of the Merger.  The Merger shall have the effects set forth in the applicable provisions of the Companies Law.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time: (A) all rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub, shall immediately vest in the Surviving Company and (B) the Surviving Company shall be liable for and subject, in the same manner as the Company and Merger Sub respectively, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of the Company and Merger Sub.

2.5                              Governing Documents.  With effect on and from the Effective Time, the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company.

2.6                              Directors and Officers.  With effect on and from the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Company.

2.7                              Conversion of Shares and Equity Awards.  At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a)                                 Ordinary Shares of Merger Sub.  Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one ordinary share of the Surviving Company.

(b)                                Ordinary Shares of the Company.

(i)                                     Each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Canceled Shares or Dissenting Shares) and all rights in respect thereof, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive an amount in cash equal to the Per Share Ordinary Share Consideration, and such shares shall otherwise cease to be outstanding, shall automatically be canceled and cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Per Share Ordinary Share Consideration.

(ii)                                  Each Ordinary Share held by the Company as a treasury share immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(c)                                 [Reserved].

(d)                                Equity Awards.

(i)                                     Options.  Each Option (that is not an Underwater Option) that is outstanding and unexercised immediately prior to the Effective Time shall vest (if unvested) to the extent contemplated by the applicable award agreement, and shall, by virtue of the Merger and without any action on the part of any party, be surrendered and subsequently cancelled in consideration for the right to receive, within ten (10) Business Days following the Closing Date, (A) the Per Share Ordinary Share Consideration with respect to each Net Option Share relating to such Option, minus (B) the Applicable Withholding Amount.  Each Underwater Option (whether or not such Underwater Option is a vested Option or an unvested Option) and each Option that is unvested as of immediately prior to the Effective Time and does not vest pursuant to this Section

2.7(d) shall be canceled and cease to exist immediately prior to the Effective Time, with no consideration therefor.

(ii)                                  Incentive Shares.  Each Incentive Share that is outstanding immediately prior to the Effective Time shall vest (if unvested) to the extent contemplated by the applicable award agreement, and shall, by virtue of the Merger and without any action on the part of any party, be canceled and converted into the right to receive, within ten (10) Business Days following the Closing Date, (A) the Per Share Incentive Share Consideration with respect to such Incentive Share, minus (B) the Applicable Withholding Amount.  Each Incentive Share that is unvested as of immediately prior to the Effective Time and does not vest pursuant to this Section 2.7(d) shall be canceled and cease to exist immediately prior to the Effective Time, with no consideration therefor.

(iii)                               Restricted Stock Units.  Each restricted stock unit in respect of an Ordinary Share (a “Restricted Stock Unit”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any party, be canceled and converted into the right to receive, within ten (10) Business Days following the Closing Date, an amount in cash equal to the Per Share Ordinary Share Consideration.

2.8                              Dissenting Shares.

(a)                                 Ordinary Shares and Incentive Shares issued and outstanding immediately prior to the Effective Time held by a holder (a “Dissenting Shareholder”) who has the right to demand and has properly demanded fair value in accordance with Section 238 of the Companies Law (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the consideration otherwise payable in exchange for such shares in accordance with Section 2.7(b)(i) or Section 2.7(d)(ii), as applicable, but shall be converted into the right to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 238 of the Companies Law, unless such Dissenting Shareholder fails to perfect, withdraws or otherwise loses such Dissenting Shareholder’s right to such payment or appraisal.  At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with Section 238 of the Companies Law.  Notwithstanding the foregoing, if, after the Effective Time, such Dissenting Shareholder fails to perfect, withdraws or otherwise loses any such right to appraisal, each such Dissenting Share shall no longer be considered a Dissenting Share and shall be deemed to have converted as of the Effective Time into the right to receive an amount in cash equal to the Per Share Ordinary Share Consideration in accordance with Section 2.7(b)(i) or consideration due in accordance with or Section 2.7(d)(ii), as applicable, with such consideration to be paid to the applicable Ordinary Shareholder or holder of Incentive Shares in accordance with this Article II.

(b)                                Prior to the Closing, the Company shall give prompt notice to Parent of any demands received by the Company or any of its Subsidiaries pursuant to or in connection with Section 238 of the Companies Law, withdrawals of such demands and any other instruments served pursuant to or in connection with the Companies Law received by the Company or any of its Subsidiaries, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing, except to the extent required by applicable Law.  Each of Parent, Merger Sub and the Company agrees that, for the purposes of any written offer required to be made to a Dissenting Shareholder pursuant to Section 238(8) of the Companies Law, the Per Share Ordinary Share Consideration, subject to adjustment as may be set forth in this Agreement, represents at least the fair value of the Ordinary Shares.

(c)                                 Any portion of the Aggregate Estimated Consideration deposited with the Exchange Agent pursuant to Section 2.9(a) to pay for Dissenting Shares for which appraisal rights shall have been perfected shall be returned to Parent or the Surviving Company upon the settlement or final and non-appealable adjudication of any claim for appraisal rights asserted with respect to such Dissenting Shares.

2.9                              Payment of Merger Consideration.

(a)                                 Prior to the Closing, the Company shall deliver to Parent, the Exchange Agent and the Shareholder Representative a written schedule setting forth the applicable amount to be paid to each holder of Ordinary Shares, Options, Incentive Shares and Restricted Stock Units pursuant to this Section 2.9 (the “Payments Schedule”) and none of the Exchange Agent, the Parent, the Surviving Company nor the Shareholder Representative shall have any liability whatsoever related to or arising out of any errors in the calculations set forth in such schedule.  At the Closing, Parent shall deposit, or cause to be deposited, (i) with the Exchange Agent, for the benefit of the holders of Ordinary Shares and Options issued pursuant to the Performance Option Agreement, for exchange in accordance with this Section 2.9, cash in the amount of the Aggregate Estimated Consideration minus the amount deposited with the Surviving Company pursuant to clause (iii) below (the “Exchange Fund”), (ii) with the Escrow Agent, the Purchase Price Adjustment Holdback Amount to be held in the Escrow Account in accordance with the terms of the Escrow Agreement, (iii) with the Surviving Company, for the benefit of holders of Options (other than Options issued pursuant to the Performance Option Agreement), Incentive Shares and Restricted Stock Units, the portion of the Aggregate Estimated Consideration payable to such holders and (iv) with the Shareholder Representative, the Shareholder Representative Expense Amount which will be used for the purposes of paying directly, or reimbursing the Shareholder Representative for, any third party expenses pursuant to this Agreement and any agreements ancillary hereto.  All other fees, costs and expenses of the Escrow Agent and the Exchange Agent will be paid by Parent.

(b)                                On or promptly following the Closing Date, the Shareholder Representative and Parent shall direct the Exchange Agent to pay from the Exchange Fund in accordance with the Payments Schedule the Per Share Ordinary Share Consideration for each Ordinary Share to each Ordinary Shareholder, and to the holder of Options for each Option issued pursuant to the Performance Option Agreement to each such holder, who has properly completed, duly executed and delivered a Letter of Transmittal to the Company.  The Shareholder Representative and Parent shall direct the Exchange Agent to make such payment on the later of the Closing Date and two (2) Business Days after the delivery of such Letter of Transmittal.

(c)                                 On or promptly following the Closing Date, Parent shall direct the Surviving Company to pay in accordance with the Payments Schedule provided by the Surviving Company pursuant to Section 2.9(a) to each holder of Options (other than Options issued pursuant to the Performance Option Agreement), Incentive Shares and Restricted Stock Units cash in an amount equal to the consideration for each such outstanding Option, Incentive Share and Restricted Stock Unit payable pursuant to Section 2.7(d) who has properly completed, duly executed and delivered a Letter of Transmittal to the Company.  Parent shall cause the Surviving Company to make such payment on the first regularly scheduled payroll date after the Closing Date subject to delivery of such Letter of Transmittal no later than two (2) Business Days prior to such payroll date.

(d)                                At the Closing, Parent shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, the amounts indicated in the Payoff Letters as necessary to discharge fully the then outstanding balance of all Funded Indebtedness set forth in the Payoff Letters, by wire transfer of immediately available funds to the account(s) designated by the holders of such Funded Indebtedness as set forth in the Payoff Letters.

(e)                                 At the Closing, Parent shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries, the Estimated Transaction Expenses that remain unpaid as of the Closing, by wire transfer of immediately available funds to the payees indicated in invoices provided to Parent by the Company in support of such Transaction Expenses.

(f)                                   The following provisions shall be applicable to payment of the consideration to which each Equityholder is entitled pursuant to Section 2.7 (the “Applicable Equityholder Consideration”):

(i)                                     At least ten (10) Business Days prior to the Effective Time, the Company will deliver or mail or will cause to be delivered or mailed to each holder of Ordinary Shares and each holder of Options issued pursuant to the Performance Option Agreement a letter of transmittal in the form attached hereto as Exhibit D-1 and to each holder of Equity Awards (other than Options issued pursuant to the Performance Option Agreement) a letter of transmittal in the form attached hereto as Exhibit D-2, in each case with such changes as the Exchange Agent may reasonably request that are reasonably satisfactory to the Company and Parent (the “Letter of Transmittal”), which shall specify that delivery of the Applicable Equityholder Consideration shall be effected, only upon proper delivery of a fully executed Letter of Transmittal in accordance therewith to the Company or the Surviving Company, as applicable, and instructions for use in completing such Letter of Transmittal and receiving the Applicable Equityholder Consideration in respect of the Ordinary Shares, Restricted Stock Units, Options or Incentive Shares.

(ii)                                  After the Effective Time, there shall be no transfers on the register of members or books and records of the Surviving Company of any Ordinary Shares or Equity Awards that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, valid evidence of ownership of Ordinary Shares or Equity Awards is presented to and accepted by the Exchange Agent or the Surviving Company (as applicable), such Ordinary Shares or Equity Awards shall be deemed to be surrendered and canceled against delivery of the Applicable Equityholder Consideration as provided in this Article II.

(iii)                               No interest shall accrue or be paid on the Applicable Equityholder Consideration payable upon the delivery of the Letters of Transmittal.  None of Parent, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to any Equityholder for any cash or interest thereon delivered to a public official pursuant to and as required by any applicable abandoned property, escheat or similar Laws.  Any portion of the Exchange Fund remaining unclaimed by Ordinary Shareholders twelve (12) months after the Effective Time shall, at Parent’s option, be paid to the Surviving Company and such Ordinary Shareholders shall thereafter look only to the Surviving Company for payment of the Applicable Equityholder Consideration.

(iv)                              After the Effective Time, any holder of Ordinary Shares or Options issued pursuant to the Performance Option Agreement will be entitled to look only to the Exchange Agent for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, and following any delivery of the balance of the Exchange Fund to the Surviving Company, any Equityholder shall only be entitled to look to the Surviving Company for payment of their respective claims for the consideration set forth in this Article II, but will have no greater rights against the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(v)                                 The Exchange Agent shall hold any cash included in the Exchange Fund in a non-interest bearing account.

(g)                                Promptly (and in any event within three (3) Business Days) following any date on which the Exchange Agent or the Surviving Company has been paid any amounts to be held for the benefit of Ordinary Shareholders, holders of Options, holders of Incentive Shares and holders of Restricted Stock Units (as applicable) pursuant to Section 2.10(g) or (h), Shareholder Representative and Parent shall direct the Exchange Agent and Parent shall cause the Surviving Company to pay in accordance with the Post-Closing Payments Schedule the applicable amounts to be paid to such holders pursuant to Section 2.10(g) or (h) for each such holder who has properly completed, duly executed and delivered a Letter of Transmittal to the Company or the Surviving Company; provided that the Shareholder Representative shall have delivered to Parent a written schedule setting forth the applicable amount to be paid to each such holder (the “Post-Closing Payments Schedule”) and none of the Exchange Agent, the Shareholder Representative, Parent nor the Surviving Company shall have any liability whatsoever related to or arising out of any errors in the calculations set forth in such schedule to the extent consistent with the Post-Closing Payments Schedule, and following any delivery of the balance of the Exchange Fund to such holders, such holders shall only be entitled to look to the Surviving Company for such payments pursuant to Section 2.10(g) or (h).

(h)                                 Neither Parent, Merger Sub nor any of their respective Affiliates shall have any Liability to any Equityholder or holder of Preferred Shares with respect to the Aggregate Estimated Consideration, the Aggregate Final Consideration, the Aggregate Incentive Share Consideration or any other amounts paid to the Exchange Agent, Escrow Agent, Shareholder Representative or any third party, for any of their benefit or otherwise, in accordance with the terms of this Agreement, other than the payment of the amounts to former holders of Equity Awards set forth on the Payments Schedule or the Post-Closing Payments Schedule (the preparation and delivery of which will be the sole responsibility of the Company (prior to the Closing) and the Shareholder Representative (after the Closing)), as applicable, and with respect to the Surviving Company, any portion of the Exchange Fund delivered to the Surviving Company, at its election, following the one (1) year anniversary of the Effective Time.

2.10                       Merger Consideration Adjustment.

(a)                                 At least three (3) Business Days prior to the Closing Date (provided, however, with respect to the delivery in clause (vi) of this Section 2.10(a), at least ten (10) days prior to the Closing Date, the Company shall deliver the supporting statement including preliminary estimates of the applicable amounts referred to in clause (vi) below which shall be updated on such third Business Day), the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) that shall set forth a calculation of good faith estimates of (or include) (i) the estimated amount of the Closing Working Capital (the “Estimated Working Capital Amount”), (ii) the estimated amount of Closing Indebtedness (the “Estimated Closing Indebtedness”), (iii) the estimated amount of Closing Cash (the “Estimated Closing Cash”) (including the most recent bank statements (or electronic statement) on which the good faith estimate of the Estimated Closing Cash was based), (iv) the estimated amount of Transaction Expenses (the “Estimated Transaction Expenses”), (v) the estimated amount of the Closing Net Tax Asset Position (including a supporting statement in the form of Schedule 1 reflecting the amounts therein as of the Adjustment Time) (the “Estimated Closing Net Tax Asset Position”) and (vi) the estimated amount of the Closing Transaction Tax Benefit Amount (including a supporting statement in the form of Schedule 4 and including confirmation in writing by a “Big Four” national accounting firm that each of the Transaction Tax Deductions are deductible for applicable income Tax purposes at a “more likely than not” level of comfort (which, for the avoidance of doubt, shall not require the delivery of a formal opinion letter)) (the “Estimated Closing Transaction Tax Benefit Amount”), and its calculation of the Aggregate Estimated Consideration.  If, following receipt of the Estimated Closing Statement and the Incentive Share Payment Schedule, Parent disagrees with any portion of the Estimated Closing Statement or the Incentive Share Payment Schedule, Parent and the Company shall cooperate in good faith to resolve Parent’s disagreements and the Estimated Closing Statement and the Incentive Share Payment Schedule

shall be updated for any items resolved by Parent and the Company. If Parent and the Company fail to resolve any of Parent’s disagreements prior to the date by which the Closing is to occur as contemplated by Section 2.2(a), the Estimated Closing Statement and the Incentive Share Payment Schedule and the calculations therein as originally delivered by the Company (as modified by any items agreed to by Parent and the Company) shall be conclusive and binding upon Parent for the purposes of determining the Aggregate Estimated Consideration.

(b)                                At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a schedule (the “Incentive Share Payment Schedule”) setting forth the aggregate consideration payable to the Incentive Shares outstanding immediately prior to the Effective Time and the consideration payable in respect of each Incentive Share outstanding immediately prior to the Effective Time, in each case calculated in accordance with the terms of the Articles of Association, the Incentive Share Plan and any applicable award agreements and determined assuming the Company had distributed an amount of cash to all holders of Ordinary Shares, Options, Incentive Shares and Restricted Stock Units equal to the aggregate consideration payable to all such holders as consideration in the Merger.

(c)                                 As soon as reasonably practicable after the Closing Date, and in any event within sixty (60) days after the Closing Date, (A) Parent shall prepare and deliver to the Shareholder Representative a statement (the “Closing Statement”) that shall set forth a calculation of (i) the Closing Working Capital, (ii) the Closing Indebtedness, (iii) the Closing Cash, (iv) the Transaction Expenses, (v) the Closing Net Tax Asset Position and (vi) the Closing Transaction Tax Benefit Amount.  The Estimated Closing Statement and the Closing Statement shall entirely disregard any financing or refinancing arrangements entered into at any time by Parent or its Affiliates in connection with the consummation of the transactions contemplated hereby or any facts or circumstances that are unique or particular to Parent or any of its assets or liabilities.

(d)                                During the thirty (30) days immediately following the Shareholder Representative’s receipt of the Closing Statement (the “Adjustment Review Period”), the Shareholder Representative and its Representatives shall be permitted to review the Company’s and its Subsidiaries’ working papers and, after signing a customary confidentiality and hold harmless agreement in form and substance reasonably acceptable to the Company’s independent accountants, the working papers of the Company’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Closing Working Capital, Closing Indebtedness, Closing Cash, Transaction Expenses, Closing Net Tax Asset Position and Closing Transaction Tax Benefit Amount, and Parent shall, and shall cause the Surviving Company and its Representatives to, reasonably cooperate with respect to the Shareholder Representative’s review (to the extent that it does not unreasonably interfere with the Company’s business).  The Shareholder Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) on or prior to the last day of the Adjustment Review Period if the Shareholder Representative disagrees with any portion of the Closing Statement.  The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Shareholder Representative’s adjustments to the Closing Statement with reasonably detailed supporting documentation.  If no Notice of Adjustment Disagreement is received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Shareholder Representative and shall become final and binding upon the parties hereto.  During the fifteen (15) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), the Shareholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement.  Any items agreed to by the Shareholder Representative and Parent in writing, together with any items not disputed or objected to by the Shareholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.”  If at the end of the Adjustment Resolution Period the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, then either the Shareholder Representative or Parent may refer all matters that remain in dispute with respect to the Notice of Adjustment Disagreement (the “Unresolved Matters”) to Duff & Phelps, LLC (the “Independent Accountant”).  In the event that Duff & Phelps, LLC refuses or is otherwise unable to act as the Independent Accountant, the Shareholder Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Shareholder Representative and Parent, in which event “Independent Accountant” shall mean such firm.  Within thirty (30) days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters.  With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Shareholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Shareholder Representative in the Notice of Adjustment Disagreement or Parent in the Closing Statement with respect to such Unresolved Matter.  For the avoidance of doubt, the Independent Accountant shall not review any line items or make any determination with respect to any matter other than the Unresolved Matters.  During the review by the Independent Accountant, Parent and the Company shall each make available to the Independent Accountant such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.10(d); provided, however, that the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.  The fees, costs and expenses of the Independent Accountant shall be allocated to and borne by Parent, on the one hand, and the Shareholder Representative (on behalf of the Equityholders), on the other hand, based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the items in dispute as originally submitted to the Independent Accountant.  For example, should the items in dispute total in amount equal to $1,000 and the Independent Accountant awards $600 in favor of the Shareholder Representative’s position, 60% of the costs of its review would be borne by Parent and 40% of the costs would be borne by the Shareholder Representative (on behalf of the Equityholders).

(e)                                 The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Shareholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Shareholder Representative pursuant to Section 2.10(c), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Shareholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Shareholder Representative pursuant to Section 2.10(c), as adjusted pursuant to the agreement of Parent and the Shareholder Representative in writing, or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Shareholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Shareholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Shareholder Representative pursuant to Section 2.10(c) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.10(d).  The date on which the Final Closing Statement is finally determined in accordance with this Section 2.10(e) is hereinafter referred to as the “Determination Date.”

(f)                                   As of the Determination Date, the parties shall calculate the Aggregate Final Consideration.  The “Aggregate Final Consideration” shall mean an amount, expressed in U.S. dollars, consisting of (A) the Base Purchase Price, minus (B) the Closing Indebtedness as set forth in the Final

Closing Statement, minus (C) the amount of Transaction Expenses (as set forth in the Final Closing Statement), minus (D) the amount, if any, by which the Target Working Capital Amount exceeds the Closing Working Capital (as set forth in the Final Closing Statement), plus (E) the amount, if any, by which the Closing Working Capital (as set forth in the Final Closing Statement) exceeds the Target Working Capital Amount, plus (F) the Closing Cash as set forth in the Final Closing Statement, plus (G) the amount of the Closing Net Tax Asset Position (as set forth in the Final Closing Statement), plus (H) the amount of the Closing Transaction Tax Benefit Amount (as set forth in the Final Closing Statement) minus (I) the Aggregate Holdback Amount, minus (J) if the Preferred Share Redemption Value is not paid by the Canadian Subsidiary or the Put Right Purchaser (as applicable) prior to the Closing pursuant to Section 5.6(d), the Preferred Share Redemption Value.

(g)                                If the Aggregate Final Consideration is less than the Aggregate Estimated Consideration paid at the Closing (such difference, the “Deficiency Amount”), the Shareholder Representative and Parent shall deliver to the Escrow Agent a joint written instruction to promptly (but in any event within five (5) Business Days after the Determination Date) pay the Deficiency Amount to Parent by wire transfer of same day funds from the Purchase Price Adjustment Holdback Amount (as reduced by the Released Holdback Amount) held in the Escrow Account in accordance with the Escrow Agreement; provided that Parent’s sole recourse with respect thereto shall be the Purchase Price Adjustment Holdback Amount (as reduced by the Released Holdback Amount) held in the Escrow Account.  If the Aggregate Final Consideration is greater than the Aggregate Estimated Consideration paid at the Closing (such difference, the “Excess Amount”), then (i) the Shareholder Representative and Parent shall deliver to the Escrow Agent a joint written instruction to promptly (but in any event within five (5) Business Days after the Determination Date) pay the Purchase Price Adjustment Holdback Amount by wire transfer of same day funds to the Exchange Agent, for the benefit of the holders of Ordinary Shares and Options issued pursuant to the Performance Option Agreement, and to the Surviving Company, for the benefit of the holders of Options (other than Options issued pursuant to the Performance Option Agreement), Incentive Shares and Restricted Stock Units, to be distributed to such holders pursuant to Section 2.9 and (ii) Parent shall promptly (but in any event within five (5) Business Days after the Determination Date) pay the Excess Amount by wire transfer of same day funds to the Exchange Agent, for the benefit of the holders of Ordinary Shares and Options issued pursuant to the Performance Option Agreement, and to the Surviving Company, for the benefit of the holders of Options (other than Options issued pursuant to the Performance Option Agreement), Incentive Shares and Restricted Stock Units, to be distributed to such holders pursuant to Section 2.9.  For avoidance of doubt, any payments made pursuant to this Section 2.10(g) shall be denominated in U.S. dollars.

(h)                                 Notwithstanding the foregoing, immediately upon Parent’s delivery of the Closing Statement, the Shareholder Representative shall be permitted to deliver a written instruction to the Escrow Agent to distribute the portion of Purchase Price Adjustment Holdback Amount held in the Escrow Account that is in excess of the “Deficiency Amount,” assuming the Deficiency Amount was calculated based on the amounts set forth by Parent in the Closing Statement (such excess, the “Released Holdback Amount”), to the Exchange Agent, for the benefit of the holders of Ordinary Shares and Options issued pursuant to the Performance Option Agreement, and to the Surviving Company, for the benefit of holders of Options (other than Options issued pursuant to the Performance Option Agreement), Incentive Shares and Restricted Stock Units, to be distributed to such holders pursuant to Section 2.9.  Notwithstanding anything herein to the contrary, other than the distribution of the Released Holdback Amount pursuant to this Section 2.10(h), the Escrow Agent shall retain in the Escrow Account and shall not distribute any portion of the Purchase Price Adjustment Holdback Amount prior to the sixth (6th) Business Day after the Determination Date and the payment of all amounts required to be paid to Parent pursuant to Section 2.10(g) (or such earlier time as all obligations of the Shareholder Representative under Section 2.10(g) are satisfied) and after such sixth (6th) Business Day the Shareholder Representative and Parent shall submit a written instruction to the Escrow Agent to distribute any remaining Purchase Price Adjustment

Holdback Amount to the Exchange Agent, for the benefit of the holders of Ordinary Shares and Options issued pursuant to the Performance Option Agreement, and to the Surviving Company, for the benefit of holders of Options (other than Options issued pursuant to the Performance Option Agreement), Incentive Shares and Restricted Stock Units, to be distributed to such holders pursuant to Section 2.9.

2.11                       Withholding.  Parent and the Company (and any Affiliate thereof) will be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as Parent or the Company (or any Affiliate thereof) are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law; provided that, except with respect to payments made pursuant to Section 2.7(d) to holders of Equity Awards who are Canadian residents neither Parent nor the Company has any current intention to withhold any amounts payable to the holders of Ordinary Shares or Incentive Shares pursuant this Section 2.11 and shall promptly notify the Shareholder Representative in the event that Parent or the Company determines that it is required to make such withholdings and shall reasonably cooperate with the Shareholder Representative to establish an applicable exemption from such withholding.  To the extent that amounts are so withheld by Parent or the Company (and any Affiliate thereof), such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedules”) (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and any such other representations, warranties or covenants where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing as follows:

3.1                              Organization, Standing and Power.

(a)                                 The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  The Company is duly licensed or qualified to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (to the extent that such concept or a comparable status is recognized) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so organized, existing, licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company

Material Adverse Effect.  No Subsidiary of the Company is in violation of any of its Organizational Documents in any material respect.

(c)                                 The Company has made available to Parent complete and correct copies of its Articles of Association or similar Organizational Documents and the stockholders agreement dated March 4, 2015 between the Company and the Equityholders (the “Stockholders Agreement”), each as amended to the date of this Agreement, and the Company is not in violation of any of the provisions contained in such documents in any respect.  The Company has made available to Parent complete and correct copies of the respective Articles of Association or similar Organizational Documents of each of its Subsidiaries, each as amended to the date of this Agreement, and none of the Company’s Subsidiaries is in violation of any of the provisions contained in such documents in any material respect.

3.2                              Capitalization.

(a)                                 The authorized share capital of the Company is US$500,000 divided into 35,000,000 Ordinary Shares and 15,000,000 Incentive Shares.  As of the date hereof, (i) 24,714,781.90 Ordinary Shares and 2,007,980 Incentive Shares are issued and outstanding, (ii) no Ordinary Shares or Incentive Shares are held by the Company in its treasury, (iii) 1,073,514 Ordinary Shares are subject to outstanding Options and Restricted Stock Units that were granted under the Company 2015 Stock Option and Restricted Stock Unit Plan (the “Option Plan”) (for avoidance of doubt, not including Options granted under the Performance Option Agreement), (iv) 226,486 Ordinary Shares and are reserved for issuance under the Option Plan but not subject to any Options that are outstanding as of the date hereof, (v) 492,020 Incentive Shares are reserved for issuance under the Company 2015 Incentive Share Plan (the “Incentive Share Plan”), and (vi) 525,011 Ordinary Shares are subject to the Performance Option Agreement that were granted under the Performance Option Agreement.  All issued and outstanding Ordinary Shares and Incentive Shares have been duly authorized and validly issued, fully paid, nonassessable, issued in compliance with all applicable Laws and the Company’s Articles of Association and have not been issued in violation of any preemptive or other similar rights. No Incentive Share carries with it any right or entitlement to vote at a general meeting of the Company.

(b)                                Section 3.2(b) of the Company Disclosure Schedules sets forth, as of the date hereof, a true and complete list of all holders of outstanding (i) Ordinary Shares, including the number of Ordinary Shares held by such holders, (ii) Options that were granted under the Option Plan or the Performance Option Agreement, and, in the case of each Option, the price per share at which such Option may be exercised and the number of Ordinary Shares subject to each such Option and the status of any Option granted as qualified or nonqualified under Section 422 of the Code, (iii) Incentive Shares that were granted under the Incentive Share Plan, and, in the case of each Incentive Share, the “incentive liquidation value” applicable to such Incentive Share and (iv) Restricted Stock Units that were granted under the Option Plan. Section 3.2(b) of the Company Disclosure Schedules sets forth for each Subsidiary of the Company, (i) the authorized capital stock or other ownership interests of such Subsidiary, and (ii) the number of issued and outstanding shares of capital stock or other ownership interests of each class of its capital (including the Preferred Shares), the names of the record and beneficial holders thereof and the number of shares or other ownership interests held by each such holder. The terms of the Options and Restricted Stock Units permit the treatment of the Options and Restricted Stock Units as provided in this Agreement without the consent or approval of the holders of such securities.  Each Option granted to any current or former employee, independent contractor or consultant has an exercise price that is no less than the fair market value of the Ordinary Shares underlying such Option on the grant date of such Option.

(c)                                 Other than (i) as set forth on Sections 3.2(b) or 3.2(c) of the Company Disclosure Schedules, (ii) for the Preferred Shares, (iii) for the Voting and Support Agreement (iv) for the Stockholders Agreement, and (v) for Subsidiaries all of the shares of common stock, preferred stock and other equity interest of which are owned directly or indirectly by the Company, there are no shares of common stock, preferred stock or other equity interests of the Company or its Subsidiaries reserved, issued or outstanding, and there are no Liens, preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in the Company or its Subsidiaries or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or its Subsidiaries, and no securities evidencing such rights are authorized, issued or outstanding.  Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. No holder of Indebtedness of the Company or any of its Subsidiaries has any right to vote or to convert or exchange such Indebtedness for capital stock or other ownership interests of any of the Company or any of its Subsidiaries.  Neither AAA UK Holding Co. Limited nor AAA UK Acquisition Co. Limited has, or has had, any liabilities (other than de minimis liabilities) or operations other than pursuant to the Credit Agreement, the Preferred Share Support Agreement and related to holding the equity interests of Subsidiaries of the Company.

3.3                              Due Authorization.  The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to approval by the Sponsor Investors and the holders of at least two-thirds (2/3rds) of the outstanding Ordinary Shares of this Agreement and the Merger (the “Shareholder Approval”), and the filings under Section 2.3, to consummate the transactions contemplated hereby, and no other corporate actions or proceedings on the part of the Company or its shareholders shall be necessary to authorize this Agreement and the transactions contemplated hereby.  The board of directors of the Company has adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Plan of Merger, (ii) determining that entering into this Agreement and the Plan of Merger is in the best interests of the Company, (iii) declaring this Agreement and the Plan of Merger advisable and (iv) approving the termination of the Option Plan and the Incentive Share Plan.  The Company has duly and validly executed and delivered this Agreement.  This Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect that affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles (the “Bankruptcy and Equity Exception”).

3.4                              Consents and Approvals; No Violations.  Except for (a) filings under Section 2.3, (b) filings under the HSR Act, and (c) as set forth in Section 3.4 of the Company Disclosure Schedules, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate (in any material respect) any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any material notification to or filing or registration by the Company or any of its Subsidiaries with, or any material permit, authorization, waiting period expiration or termination, or material consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Articles of Association, the Stockholders Agreement or any of the Organizational Documents of the Company or its Subsidiaries; (iv) violate, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in, or provide the basis for, the termination or cancellation of, or accelerate the performance required by or excuse performance by any Person, of any material obligation, or cause the acceleration of the maturity of any material Indebtedness or create in any party the right to accelerate, terminate, modify, suspend, revoke, cancel or other change of any material right or obligation or the loss of any material benefit under, or require any material notice, payment, consent or waiver or other action by any Person under, section 233(8) of the Companies Law, any provision of any Material Contract or any material Permit affecting the assets or business of the Company and its Subsidiaries; or (v) result in the creation or imposition of any material Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries. As of the Effective Time, the Company is not carrying on any activity which is regulated by, or would require a license or approval from, the Cayman Islands Monetary Authority.

3.5                              Financial Statements; No Undisclosed Liabilities.

(a)                                 Section 3.5(a) of the Company Disclosure Schedules sets forth the following financial statements:  (i) the audited consolidated balance sheet of the Company and its Subsidiaries, as of November 30, 2017 and November 30, 2018, (ii) the audited consolidated statement of operations of the Company and its Subsidiaries for the years ended November 30, 2017 and November 30, 2018, (iii) the audited consolidated statements of share capital and shareholders’ equity of the Company and its Subsidiaries for the years ended November 30, 2017 and November 30, 2018, (iv) the audited consolidated statements of cash flows of the Company and its Subsidiaries for the years ended November 30, 2017 and November 30, 2018, (v) the unaudited consolidated balance sheet of AAA UK Acquisition Co. Limited, as of February 28, 2019 and April 30, 2019 (the “Company Balance Sheet”), (vi) the unaudited consolidated statement of operations of AAA UK Acquisition Co. Limited for the periods ended February 28, 2019 and April 30, 2019, (vii) the unaudited consolidated statements of share capital and shareholders’ equity of the Company and its Subsidiaries for the periods ended February 28, 2019 and April 30, 2019 and (viii) the unaudited consolidated statement of cash flows of AAA UK Acquisition Co. Limited for the periods ended February 28, 2019 and April 30, 2019 (the items referred to in clauses (i) through (viii), with any notes thereto, being herein collectively referred to as the “Financial Statements”).  Except as set forth on Section 3.5(a) of the Company Disclosure Schedules, the Financial Statements (x) are consistent in all material respects with the books and records of the Company and its Subsidiaries and have been prepared in accordance with GAAP (except as may be noted therein) in all material respects except, in the case of the unaudited Financial Statements, for the absence of footnotes and subject to year-end adjustments, and (y) present fairly in all material respects, the combined financial position and the combined results of operations and cash flows of the Company and its Subsidiaries as of the respective dates thereof or the periods then ended.

(b)                                There are no liabilities, debts, claims or obligations of any nature of the Company or its Subsidiaries, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due (the “Liabilities”) of the type required to be disclosed on a balance sheet in accordance with GAAP, except (i) Liabilities disclosed in Section 3.5(b) of the Company Disclosure Schedules, (ii) Liabilities to the extent reflected or reserved against in the Company Balance Sheet, (iii) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet that are not, individually or in the aggregate, material in amount and (iv) Liabilities incurred pursuant to this Agreement.

(c)                                 Section 3.5(c) of the Company Disclosure Schedules sets forth a good faith estimate of all Indebtedness of the Company and its Subsidiaries (including the estimated dollar amount with respect to each clause of the definition thereof) as of April 30, 2019.  No indebtedness for borrowed money of the Company or any of its Subsidiaries is owed to any Equityholder (other than reimbursements, advances and other similar obligations immaterial in amount due to employees of the Company or any of its Subsidiaries in the ordinary course of business, consistent with past practices).  Except as set forth on Section 3.5(c) of the Company Disclosure Schedules, the Company and its Subsidiaries have satisfied, or will in connection with the Preferred Shares and the Options granted under the Performance Option Agreement satisfy at the Closing pursuant to the terms of this Agreement, in full all obligations, contingent or otherwise, with respect to any purchase price, earnout or working capital adjustments payable in respect of any business or operations acquired prior to the date hereof, including the acquisition of the Company by the Sponsor Investors.

(d)                                The Company and its Subsidiaries maintain a system of internal accounting controls designed to provide reasonable assurance in accordance with customary business practices for non-public companies that in all material respects (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)                                 The books and records of the Company and its Subsidiaries accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company and its Subsidiaries.

3.6                              Absence of Certain Changes or Events.

(a)  Except as contemplated by this Agreement or as set forth on Section 3.6 of the Company Disclosure Schedules, from November 30, 2018 until the date of this Agreement, (i) the Company and its Subsidiaries have operated in the ordinary course of business consistent with past practice, and (ii) there has not been any Company Material Adverse Effect and there has not occurred any event or group of related events, occurrence, fact, development, condition or change, which individually or in the aggregate, could reasonably be expected to result in a Company Material Adverse Effect.

(b)  Without limiting the generality of the foregoing, during such period, except as set forth on Section 3.6 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has taken, or agreed to take, any of the actions listed in Sections 5.2(a), (b), (e) or (k) (it being understood that for purposes of this sentence, such actions shall be interpreted as relating to the period commencing on November 30, 2018 and ending on the date of this Agreement).

3.7                              Litigation.  (a) There is no material civil, criminal or administrative action current or pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (b) neither the Company nor any of its Subsidiaries is subject to any outstanding or unsatisfied Order, writ, or injunction, and (c) neither the Company nor any of its Subsidiaries has been permanently or temporarily enjoined by any Order, writ, or injunction of any Governmental Authority from engaging in or continuing to conduct the Company’s or any Subsidiary’s business.  Except as set forth on Section 3.7 of the Company Disclosure Schedules, since December 31, 2016, neither the Company nor any Subsidiary has been a party to any legal proceeding.  There are no current, pending or, to the Knowledge of the Company, threatened claims against the Company or its Subsidiaries for indemnification by any directors, managers, officers, employees and agents of the Company or its Subsidiaries.

3.8                              Title to Assets.  Except as disclosed in Section 3.8 of the Company Disclosure Schedules, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in or valid license to, each of its material assets, tangible or intangible, and properties reflected in the consolidated financial statements included in the Financial Statements or that are otherwise used in the conduct of its business as conducted as of the date of this Agreement (the “Assets”), in each case, free and clear of any Lien, except for Permitted Liens. The Company and its Subsidiaries own, license or lease from third parties or have other valid rights to use all material tangible and intangible assets used in, or necessary for, the conduct or operation of the business as currently conducted and necessary to permit the

Company and its Subsidiaries to carry on the business following the Closing in substantially the same manner as conducted as of the date hereof in all material respects.

3.9                              Material Contracts.

(a)                                 Section 3.9(a) of the Company Disclosure Schedules contains an accurate and complete list, as of the date of this Agreement, of all contracts, agreements, commitments, arrangements and other instruments (and in the case of oral contracts, summaries thereof) (listed under the subsections set forth in this Section 3.9(a)), of the following types to which the Company or any of its Subsidiaries is a party or bound, other than any Benefit Plan (the “Material Contracts”):

(i)                                     any agreement or contract relating to any joint venture, partnership or other arrangement involving sharing of costs, liabilities, profits or losses, or relating to the ownership of an equity interest in any Person;

(ii)                                  any agreement or contract for the purchase or sale of supplies or services that requires payments to or from the Company or any of its Subsidiaries in excess of $500,000 per year, other than ordinary course agreements and contracts for the provision of ratings services or data services by the Company or any of its Subsidiaries that are substantially in the form of agreement or contract made available to Parent prior to the date hereof;

(iii)                               any agreement or contract that grants any right of first refusal, right of first offer or similar right to a third party or that restricts or purports to restrict the ability of the Company or any of its Subsidiaries to compete in any line of business or geographical area or limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets;

(iv)                              any agreement or contract that provides for an earn-out or similar deferred conditional payment obligation;

(v)                                 any agreement or contract that requires the Company or any of its Subsidiaries to deal exclusively with any Person or that contains “most favored nation” clauses, exclusivity arrangements or contains a provision that prohibits or restricts the ability of the Company or any of its Subsidiaries to solicit customers or employees;

(vi)                              any agreement or contract relating to any Funded Indebtedness of the Company or any of its Subsidiaries (other than such indebtedness that is solely among the Company and/or its wholly owned Subsidiaries, the repayment of which shall not result in any liability thereunder to any Person, including the Company or any of its wholly owned Subsidiaries);

(vii)                           any agreement or contract pursuant to which the Company and its Subsidiaries have the right to engage in the development, ownership, use, registration, enforcement of or exercise of any rights under any Intellectual Property, excluding (a) licenses of commercially available off-the-shelf software having a replacement cost of less than $100,000 and that is not incorporated in, linked to, distributed with, or used to host or provide any Company Product or any service of the Company or any of its Subsidiaries or any Company Software, (b) non-exclusive licenses granted by the Company or any Subsidiary to its customers in the ordinary course of business consistent with past practice and (c) agreements and contracts with respect to which any grants of Intellectual Property rights are incidental to such agreement or contract;

(viii)                        any stock purchase agreement, asset purchase agreement or other acquisition or divestiture agreement or similar contract that relates to the acquisition or disposition of any business or material assets;

(ix)                              any agreement relating to the sale, purchase or license of any of the Company’s or any Subsidiary’s assets, other than in the ordinary course of business consistent with past practices, for consideration in excess of $1,000,000;

(x)                                 any agreement relating to outstanding capital expenditures by the Company or its Subsidiaries in excess of $1,000,000;

(xi)                              Real Property Leases;

(xii)                           any contract or agreement that is with an Affiliate of the Company (other than any contract or agreement solely among the Company and/or its wholly owned Subsidiaries);

(xiii)                        any contract or agreement that is a collective bargaining agreement or works council agreement (or similar labor contract) covering any employee of the Company or any of its Subsidiaries;

(xiv)                       any contract or agreement with any Material Customer or Material Vendor; or

(xv)                          any agreement (other than an Organizational Document) that provides for indemnification by the Company or any of its Subsidiaries of a current or former employee, director or officer of the Company or any of its Subsidiaries.

(b)                                Each Material Contract is a legal, valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any written (or, to the Knowledge of the Company, oral) notice of any intention to terminate, any such Material Contract and no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute a material default thereunder or result in or give any Person a right of acceleration or early termination thereof (other than pursuant to Section 5.10).

3.10                       Insurance.  Section 3.10 of the Company Disclosure Schedules lists each insurance policy, insurance arrangement and other contract for the transfer or sharing of insurance risks under which the Company or any of its Subsidiaries is a party, a named insured, or otherwise the beneficiary of coverage as of the date of this Agreement, including the deductible and coverage limit of each such insurance policy or other arrangement and the annual premium as currently in effect.  All insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries, the Assets or otherwise covering the business of the Company and its Subsidiaries are legal, valid, binding and enforceable and are in full force and effect in accordance with their terms and, to the Knowledge of the Company, no written (or, to the Knowledge of the Company, oral) notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a material breach or default or permit termination or modification of any such policies.  Each of the Company and its Subsidiaries is, and since December 31, 2016, has been, insured with respect to the Assets and the conduct of each of their respective businesses in such amounts and against such risks as are sufficient for compliance with Laws and any contractor agreement or other agreement requiring it to maintain insurance to which it is a party and as are adequate to protect the Assets and the conduct of their respective businesses in accordance with customary industry practice.

3.11                       Employee Benefit Plans.

(a)                                 General.  Section 3.11(a) of the Company Disclosure Schedules lists each material “Benefit Plan.”  For purposes of this Agreement, “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity or equity-based compensation, severance, employment, change-in-control, retention, termination pay, fringe benefit, bonus, incentive, savings, retirement, supplementary retirement,  deferred compensation, welfare, supplemental unemployment, pension, profit sharing, salary continuation, medical, dental, life, disability or other insurance (whether insured or self-insured), or any other compensatory or benefit plan, scheme, agreement, program, policy, arrangement, or undertaking, in each case, under which any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries (including any spouse, dependent or beneficiary of such Person), has any present or future right or entitlement to compensation or benefits and which has been entered into, contributed to, administered, sponsored by or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any present or potential future liability (whether formal or informal, whether funded or unfunded, and whether or not subject to ERISA), other than a Multiemployer Plan. The term “Non-US Plan” means each Benefit Plan established, administered, sponsored, maintained or contributed to by any of the Company and its Subsidiaries primarily for the benefit of any current or former employee, officer, director, contractor or consultant based outside of the United States.

(b)                                Plan Documents and Reports.  With respect to each material Benefit Plan, a true and correct copy of each of the following documents (if applicable) has been made available to Parent:  (i) the written document evidencing such Benefit Plan and any related trust agreements, annuity contracts, insurance contracts or documents of any other funding arrangements or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Benefit Plan; (ii) the most recent annual report (Form 5500) filed with the U.S. Internal Revenue Service (“IRS”); (iii) the most recently received IRS determination letter relating to such Benefit Plan; and (iv) all pending applications for rulings, determinations, opinions or no action letters filed with any Governmental Authority (including the Department of Labor, the Internal Revenue Service, and the Canada Revenue Agency) and all material communications with such Governmental Authority regarding such Benefit Plan.

(c)                                 Compliance with Laws; Liabilities.  (i) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or opinion letter from the IRS, and there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of each such Benefit Plan; (ii) all Benefit Plans comply in all material respects and have been established, operated, funded, and documented in accordance in all material respects with their terms and the requirements of Law applicable thereto; (iii) there are no material actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Benefit Plan; (iv) no Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, the Canada Revenue Agency, or any other Governmental Authority, nor is any such audit, notice of potential audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; (v) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law, except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries; and (vi) no non-exempt prohibited transactions under Section 406 or 407 of ERISA or Section 4975 of the Code have occurred with respect to any Benefit Plan.  Each of the Company’s and its Subsidiaries’ nonqualified deferred compensation plans (within the meaning of Section 409A of the Code) has been maintained in all material respects in operational and documentary compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder.

(d)                                Title IV and Multiemployer Plans; Retiree Plans.  Neither the Company nor any of its ERISA Affiliates contributes to or is obligated to contribute to, or within the four (4) years preceding this Agreement contributed to, or was obligated to contribute to, any benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, a Multiemployer Plan or a Multiple Employer Plan. No Benefit Plan promises or provides health, life or other welfare benefits to retirees or former employees or service providers of the Company or its Subsidiaries, except as otherwise required by Section 4980B of the Code or comparable foreign or state Law which provides for continuing health care coverage.

(e)                                 Change-in-Control Benefits.  Except as expressly provided under this Agreement or as set forth in Section 3.11(e) of the Company Disclosure Schedules or as required by applicable Law, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event):  (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries (including any spouse, dependent or beneficiary of such Person), to bonus severance pay or any other payment (whether or not pursuant to the terms of any Benefit Plan); (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such current or former employee, consultant, officer or director (including any spouse, dependent or beneficiary of such Person) (whether or not pursuant to the terms of any Benefit Plan); (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend, merge, terminate or receive a reversion of assets from any Benefit Plan; or (iv) result in any payment or provision of any other benefit (including accelerated vesting) that would not be deductible by reason of Section 280G of the Code or would be subject to an excise Tax under Section 4999 of the Code (in each case, determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code). No Company has agreed to pay, gross up, or otherwise indemnify any employee or contractor for any potential Taxes imposed under Sections 4999 or 409A of the Code.

(f)                                   Non-US Plans. With respect to each Non-US Plan, (i) each Non-US Plan required to be established, registered or approved has been established, registered or approved and has been maintained, administered, funded and contributed to in compliance in all material respects with, and is in good standing under, applicable Laws and Governmental Authorities; (ii) no Non-US Plan is a “registered pension plan” as defined in subsection 248(1) of the Canadian Tax Act, or is otherwise subject to minimum pension standards legislation, including the Pension Benefits Act (Ontario), or another similar law of federal or provincial jurisdiction in Canada; (iii) each Non-US Plan that is intended to qualify for favorable tax benefits under the applicable Laws of any jurisdiction is so qualified, and to the Knowledge of the Company, no condition exists and no event has occurred that would be reasonably expected to result in the loss or revocation of such status; (iv) each Non-US Plan that is required to be funded and/or book-reserved is funded and/or book-reserved, as appropriate, in accordance in all material respects with GAAP and, if required, applicable Laws; (v) no Non-US Plan that provides welfare insurance benefits is self-insured or self-funded (except the Short-Term Disability Benefits as disclosed in Section 3.11(a) of the Company Disclosure Schedules); and (vi) no Non-US Plan provides post-employment or post-retirement (health and/or welfare benefits, including medical or life insurance for retired employees or beneficiaries) for former employees, their dependents or beneficiaries, except pursuant to requirements of applicable Law. Each UK Company has complied in all material respects with its automatic enrollment obligations as required by the UK Pensions Act 2008 and associated legislation.

3.12                       Taxes.

(a)                                 All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account valid extensions) and all such Tax Returns are true, complete and correct.

(b)                                All income and other material Taxes required to be paid by or with respect to the Company or any of its Subsidiaries have been timely paid, and there are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than statutory liens for current Taxes, for which adequate reserves have been established in accordance with GAAP.  All income and other material Taxes of the Company and its Subsidiaries not yet due and payable have been fully accrued on the books of the Company or its applicable Subsidiary.

(c)                                 Each of the Company and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and has timely collected, deducted or withheld and paid over to the appropriate Taxing Authority all material amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws.

(d)                                There are no waivers or extensions of any statute of limitations or any periods for assessment or collection currently in effect with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries.  There are no Tax Proceedings with respect to Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries in progress, pending or threatened in writing.  No Taxing Authority has asserted in writing any deficiency or claim with respect to a material amount of Taxes or any material adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open or that has not been finally settled.  No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a Tax Return or paid Taxes has asserted in writing that the Company or such Subsidiary is required to file such Tax Return or pay any Taxes in such jurisdiction. Neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled. Neither the Company nor of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request pending with any Taxing Authority that relates to the Taxes or Tax Returns of the Company or any of its Subsidiaries.  No power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes is currently in force.

(e)                                 Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), in each case, that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Subsidiary of the Company), (iii) is a party to, bound by or obligated under any written Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of its Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), or (iv) has any material liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) as a result of joint or several liability (including under Treasury Regulation

Section 1.1502-6 or under section 159 or 160 of the Canadian Tax Act (or any similar provision of state, local or non-U.S. Law)), as a transferee or successor, or otherwise.

(f)                                   Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting (or an impermissible method used) prior to the Closing, (ii) installment sale or open transaction disposition made on or entered into prior to the Closing Date, (iii) an agreement entered into with any Taxing Authority (including a “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or non-U.S. Law)), (iv) the application of Section 263A of the Code (or any similar provision of state, local or non-U.S. Law), (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law) or (vi) the claiming of a reserve in a period prior to the Closing Date.  Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).  Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code. Neither the Company nor any of its Subsidiaries currently uses the cash method of accounting for income Tax purposes. Neither the Company nor any of its Subsidiaries owns an interest in any Flow-Through Entity.

(g)                                Neither the Company nor any of its Subsidiaries is (and none has been) a “United States real property holding corporation” within the meaning of Section 897(c) of the Code. Neither the Company nor any of its Subsidiaries organized under the Laws of a non-U.S. jurisdiction owns any interest in “United States real property” within the meaning of Section 897 of the Code or “United States property” for purposes of Section 956 of the Code.

(h)                                 The shares of the Company are not, nor are the shares of any of its Subsidiaries, “taxable Canadian property” as defined in section 248(1) of the Canadian Tax Act.

(i)                                     Neither the Company nor any of its Subsidiaries is subject to a Tax holiday or Tax incentive or grant in any jurisdiction.

(j)                                     Each Incentive Share is a “profits interest” for purposes of Revenue Procedures 93-27 and 2001-43.

(k)                                 No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any debt forgiveness, cancellation of debt or seizure or surrender of property provisions of any Law in respect of Taxes to the Company nor any of its Subsidiaries, including, for greater certainty, under sections 79, 79.1, 80 and 80.01 of the Canadian Tax Act.

(l)                                     For U.S. federal income Tax purposes, the Company is a partnership and no election has been made (or is pending) to change such treatment. No member (or former member) of the Company has any right to any distributions with respect to Taxes from the Company that will survive the Closing. The Company has not made an election with respect to the Revised Partnership Audit Provisions, including, but not limited to, electing to apply any provision of the Revised Partnership Audit Provisions prior to January 1, 2018.

3.13                       Intellectual Property.

(a)                                 Section 3.13(a) of the Company Disclosure Schedules sets forth a list of all applications, issuances and registrations of Intellectual Property that is Owned Intellectual Property (the “Registered Intellectual Property”).  The Company or one of its Subsidiaries (i) exclusively owns all right, title, and interest in all material Owned Intellectual Property, free and clear of all Liens except for Permitted Liens, and (ii) is licensed or otherwise possesses valid rights to use the other material Company Intellectual Property.

(b)                                The Company and its Subsidiaries have taken commercially reasonable measures designed to protect the confidentiality of all trade secrets and other material confidential information of the Company and its Subsidiaries (and any confidential information owned by any Person to whom the Company or any of its Subsidiaries has a confidentiality obligation). No such trade secrets or confidential information have been disclosed by the Company or any of its Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.  No current or former employee, contractor or consultant of the Company or any of its Subsidiaries has any material right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. To the Knowledge of the Company, no Person is in violation of any such confidentiality agreements.

(c)                                 Since December 31, 2016, the Company and the Subsidiaries and the current products and services used in the conduct of the business of the Company and the Subsidiaries, including the manufacture, importation, use, offer for sale, sale, licensing, distribution, or other commercial exploitation thereof, have not infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate or otherwise violate, the Intellectual Property rights of any third party in any material respect. There are no pending or, to the Knowledge of the Company, threatened material proceedings or claims and there have been no such claims, or any other material claims, asserted or threatened against the Company or any of its Subsidiaries since December 31, 2016 with respect to the Company Intellectual Property. Since December 31, 2016, no Person has notified the Company or any of its Subsidiaries in writing that any of such Person’s Intellectual Property rights are infringed, misappropriated or otherwise violated by the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries requires a license to any of such Person’s Intellectual Property rights. To the Knowledge of the Company, there is no infringement, misappropriation or other violation by any Person of any of the Company Intellectual Property, and no written or oral claims alleging such infringement, misappropriation or other violation have been made since December 31, 2016 against any Person by the Company or any of its Subsidiaries.

(d)                                The Registered Intellectual Property is in force and valid, or to the extent that such items are applications, is pending without challenge (other than office actions that may be pending before the United States Patent and Trademark Office, Canadian Intellectual Property Office, or their foreign equivalents). No loss or expiration of any Owned Intellectual Property is pending, or to the Knowledge of the Company, threatened, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company or any of its Subsidiaries to pay required maintenance fees).

(e)                                 All software that is Owned Intellectual Property (the “Company Software”): (i) conforms in all material respects with all specifications, representations and warranties conveyed by the Company and its Subsidiaries to their customers; (ii) is operative for its intended purpose and, to the Knowledge of the Company, does not contain any virus, Trojan horse or other software designed to permit unauthorized access or to disable, erase or otherwise harm software, hardware or data; and (iii) has been maintained by the Company and its Subsidiaries in accordance with their contractual obligations to their customers in all material respects.

(f)                                   The Company is in possession of the source code and the object code for all material Company Software used in the business of the Company and its Subsidiaries, and copies of other materials related thereto, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Company Software as used or held for use in the business of the Company and its Subsidiaries, except for those materials where the Company’s failure to possess such materials would not reasonably be expected to have a Material Adverse Effect.

(g)                                To the Knowledge of the Company, no Person other than the Company and its Subsidiaries possesses a copy, in any form (print, electronic or otherwise), of any material source code for any Company Software, and the Company has used commercially reasonable efforts to maintain the confidentiality of all such material source code. Neither the Company nor any of its Subsidiaries has any obligation to afford any Person access to any such material source code. No software that is or has since December 31, 2016 been distributed as free software or open source software has been incorporated in, linked to, distributed with or otherwise used in connection with any Company Software in a manner that may (x) require or condition the use or distribution of any Company Software on the disclosure, licensing or distribution of any source code for Company Software in any material respect or (y) otherwise impose any material limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, allow third parties to use, distribute or enforce any Owned Intellectual Property.

(h)                                 The consummation of the transactions contemplated hereby will not give rise to any right of termination or other right to impair the Company’s or any of its Subsidiaries’ right to own or use any Company Intellectual Property in any material respect.

(i)                                     Except as set forth in Section 3.13(i) of the Company Disclosure Schedules, since March 4, 2015 neither the Company, nor any of its Subsidiaries, have experienced any material Security Breaches or material Security Incidents, and the Company has not received any notices or complaints from any Person regarding such a Security Breach or material Security Incident.   Neither the Company, nor any of its Subsidiaries, have received since March 4, 2015 any written complaints, claims, demands, inquiries or other notices, including a notice of investigation, from any Person (including any Governmental Authority or self-regulatory authority) regarding the Company’s or any Subsidiary’s Processing of Personal Information or Customer Data, or the Company’s or any Subsidiary’s compliance with applicable Privacy and Security Requirements.

(j)                                     The Company and its Subsidiaries are and have since March 4, 2015 been in compliance in all material respects with all applicable Privacy and Security Requirements.  To the extent required by applicable Privacy Laws, the Company has entered into Contracts with all third parties that have access to or receive Personal Information from the Company and its Subsidiaries. The Company and its Subsidiaries only transfer Personal Information out of the European Union if the recipient has entered into a model contract with the Company and its Subsidiaries or if there is another legal basis for the Company and its Subsidiaries to complete the transfer.  The Company has a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information and Customer Data that is Processed by or on behalf of the Company in connection with the use and/or operation of its products, services and business.

(k)                                 The Company and each of its Subsidiaries have implemented Privacy Policies in material compliance with applicable Privacy Laws, and the Company and each of its Subsidiaries are in compliance in all material respects with all such Privacy Policies. The Company has made available to Parent true, correct and complete copies of all material Privacy Policies. The Company and each of its Subsidiaries have implemented, and require any third parties that have access to or receive Personal Information or Customer Data from the Company and its Subsidiaries to implement, commercially reasonable physical, technical and administrative safeguards that are consistent with the principles defined under EU Regulation 2016/679 on General Data Protection Regulation (as currently in effect) and are designed to protect Personal Information and Customer Data in its possession or control from unauthorized Processing by any Person, including the Company’s and each Subsidiary’s (or, as applicable, third parties’) employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.  The Company and each of its Subsidiaries maintain commercially reasonable data back-up and/or contingency operations plans and has proven such plans through periodic testing. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company’s or any of its Subsidiary’s rights to own or Process any Personal Information or Customer Data used in or necessary for the operation of the business of Company and each of its Subsidiaries.

(l)                                     The Company and each of its Subsidiaries have implemented policies and procedures in compliance in all material respects with CASL and CAN-SPAM, and have operated in accordance with such policies and procedures in all material respects at all times since the effective date of such policies.

3.14                       Compliance with Laws; Permits.

(a)                                 Except as set forth in Section 3.14(a) of the Company Disclosure Schedules, (i) each of the Company and its Subsidiaries is, and since December 31, 2016 has been, in compliance in all material respects with all applicable federal, state, provincial, regional, local or foreign laws, constitutions, statutes, injunctions, ordinances, decrees, codes, judgments, decisions, Orders, rules, and regulations of any Governmental Authority, including any principles of common law (collectively, “Laws”), (ii) neither the Company nor its Subsidiaries have received any written notice or, to the Knowledge of the Company, any other notice from any Governmental Authority alleging that the Company or any of its Subsidiaries is in violation of any Law, and, to the Knowledge of the Company, no investigation, inspection, audit, or other proceeding by any Governmental Authority involving an allegation of violation of any Law is otherwise threatened or contemplated, and (iii) neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of any Governmental Authority.

(b)                                Except as set forth in Section 3.14(b) of the Company Disclosure Schedules, (i) all material approvals, permits, franchises, licenses, consents, waivers, exemptions, orders, registrations and similar authorizations (collectively, “Permits”) of all Governmental Authorities that are required to permit the Company and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect and (ii) since December 31, 2016, there has been no violation, default, cancelation or revocation, nor, to the Knowledge of the Company, any threatened cancelation or revocation, of any material Permit.

(c)                                 The Company’s Subsidiary, DBRS Limited (“Limited”), is registered as a “Designated Rating Organization” under applicable Law in Canada and has filed all Forms 25-101F1 required to be filed by it under applicable Laws. The information concerning Limited contained in such Forms 25-101F1 has been true, correct and complete in all material respects.

(d)                                The Company’s Subsidiary, DBRS, Inc. (“Inc.”), is registered as a “Nationally Recognized Statistical Rating Organization” and has filed all Forms NRSRO required to be filed by it under applicable Laws. The information concerning Inc. contained in such Forms NRSRO has been true, correct and complete in all material respects.

(e)                                 The Company’s Subsidiaries, DBRS Ratings Limited (“Ratings Limited”) and DBRS Ratings GmbH (“GmbH”), are credit rating agencies registered with the Applicable Authority and each of them has filed all applications required to be filed by it with such Applicable Authority under applicable Laws.  The information concerning Ratings Limited and GmbH contained in such applications and amendments thereto has been true, correct and complete in all material respects.

(f)                                   Each of Limited, Inc., Ratings Limited and GmbH (collectively, the “Credit Ratings Subsidiaries”) has timely filed or published all periodic reports and other disclosures relating to its ratings activities, ratings methodologies and published ratings required under applicable Laws or requested by the Governmental Authority having supervisory authority over it with respect to credit ratings activities (the “Applicable Authority”), except as would not be material.  Each of the Credit Ratings Subsidiaries has implemented and maintained a system of internal controls over the process of determining ratings that meets all requirements of applicable Laws in all material respects, including those relating to prohibited conflicts of interest, and otherwise conducted its ratings activities in compliance in all material respects with applicable Laws. Since December 31, 2016, no Applicable Authority has asserted in writing that a Credit Rating Subsidiary is in violation of any Laws relating to its ratings activities or its system of internal controls that could reasonably be expected to result in (i) a suspension of the Credit Rating Subsidiary from rating any asset class or instrument, (ii) a material fine or monetary penalty against the Credit Rating Subsidiary or (iii) a material change to the Credit Ratings Subsidiary’s business practices.  Section 3.14(f) of the Company Disclosure Schedules sets forth a listing of all material written letters (but not e-mails other than letters sent via email) between any Applicable Authority and any of the Credit Ratings Subsidiaries since December 31, 2017 with respect to any investigation or material request for information by such Applicable Authority concerning the credit ratings activities of such Credit Ratings Subsidiary, other than communications relating to any annual examination or other regular regulatory review of the applicable Credit Ratings Subsidiary in the ordinary course of business.

3.15                       Environmental Matters.  Except as described in Section 3.15(a) of the Company Disclosure Schedules or except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a)                                 the Company and its Subsidiaries are in compliance and, since December 31, 2016, have complied with all applicable Environmental Laws, including the possession of all Permits required under applicable Environmental Laws to operate all facilities owned, operated or leased and the business as currently conducted, and the compliance with their terms and conditions;

(b)                                neither the Company nor any of its Subsidiaries has received written notice of a civil, criminal or administrative suit, claim, action, proceeding or investigation under any Environmental Law relating to the operation of its facilities, to its business or to any property or facility currently or formerly owned, operated or leased by any of them;

(c)                                 since December 31, 2016 until the date of this Agreement, neither the Company nor any of its Subsidiaries has received from any Governmental Authority written notice that it has been named or may be named as a responsible or potentially responsible party under any Environmental Law for any site Contaminated by Hazardous Substances;

(d)                                neither the Company nor any of its Subsidiaries has Released any Hazardous Substances into the environment at any property or facility currently or formerly owned, operated or leased by any of them or any other location; and

(e)                                 the Company and the Subsidiaries have made available to Parent any Phase I and Phase II Environmental Site Assessment and environmental compliance audit reports in their possession or control related to any property or facility currently or since December 31, 2016 owned, operated or leased by the Company or any Subsidiary.

3.16                       Employees; Labor Relations; Compliance.

(a)                                 Employees. The Company has made available to Parent a true, correct and complete (anonymous) list of each of the employees of the Company and its Subsidiaries, as of March 28, 2019, including their respective job title or function, job location, credit for service, visa status, current base salary or base wage rate, current incentive pay and bonus targets, 2018 incentive pay, bonuses and commissions actually paid, current employment status (as to full time or part time, seasonal, co-op student, exempt or nonexempt and temporary or permanent status), and whether any employees are on approved or statutory leave of absence (other than vacation or short-term sick leave).

(b)                                Collective Bargaining Agreements and Labor Relations.  Except as set forth in Section 3.16(b) of the Company Disclosure Schedules, (i) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other labor contract and there are no labor unions representing any employees employed by the Company or any of its Subsidiaries and (ii) since December 31, 2016, there has not occurred and, to the Knowledge of the Company, there is not threatened, (A) any strike, slowdown, picketing or work stoppage by, or lockout of, or to the Knowledge of the Company union organizing campaign with respect to, any employees of the Company or any of its Subsidiaries, (B) any material proceeding or suit against or materially affecting the Company or any of its Subsidiaries relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, or (C) any application for certification of a collective bargaining agent seeking to represent any employees of the Company or any of its Subsidiaries.

(c)                                 Compliance with Law.  The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, employment standards, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, human rights, employment discrimination, disability rights or benefits, pay equity, employment equity, accessibility, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

(d)                                WARN Act.  Neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without complying with all provisions of the WARN Act, or implemented any early retirement, separation or window program within the twenty-four (24) months prior to the date of this Agreement, nor, as of the date of this Agreement, has the Company or any of its Subsidiaries announced any such action or program for the future.

(e)                                 Notifications to Unions and Works Councils.  Neither the Company nor any of its Subsidiaries has incurred any liability or losses for a failure to provide information or to consult with employees under applicable Law.

(f)                                   Independent Contractors and Consultants. To the Knowledge of the Company, no independent contractor, consultant or freelancer providing personal services (collectively, “Contractors”) used by the Company or its Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement with any third party, including any confidentiality or non-competition agreement, that would prohibit the performance of such Contractor’s duties for the Company or its Subsidiaries. To the Knowledge of the Company, as of the date hereof, no current Contractor used by the Company or its Subsidiaries intends to terminate his, her or its relationship with the Company or its Subsidiaries.  The Company and its Subsidiaries have properly classified, pursuant to the Code, labor Laws and any other applicable Law, all Contractors used by the Company or Subsidiary at any point in time, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries.

(g)                                Since December 31, 2016, neither the Company nor any of its Subsidiaries has been a party to a relevant transfer for the purposes of the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 affecting any of the employees of the Company or its Subsidiaries.

3.17                       Real Property.  None of the Company or its Subsidiaries owns any real property.  Section 3.17 of the Company Disclosure Schedules contains a complete and correct list of all Leases pursuant to which the Company or any of its Subsidiaries, as of the date of this Agreement, leases, subleases, licenses or occupies any Leased Real Property.  The Company or the applicable Subsidiary of the Company party to the respective Leases pertaining to each Leased Real Property has good and valid title to the leasehold estate under the Leases free and clear of any Liens other than Permitted Liens and none of the Company nor any of its Subsidiaries is in default in any material respect under any such Lease.  Except as set forth in Section 3.17 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, sublease, license, occupancy or enjoyment of the Leased Real Property.  The Leased Real Property constitutes all of the material real property used in the conduct of the business and operations of the Company and its Subsidiaries.  The Company and its Subsidiaries have not assigned, transferred, conveyed, mortgaged, leased, deeded in trust or encumbered in any material respect any interest in the Leased Real Property.  To the Knowledge of the Company, there are no outstanding options, rights of first offer or rights of first refusal to purchase the Leased Real Property or any portion thereof or interest therein.

3.18                       Brokers and Finders.  There is no investment banker, financial advisor, broker or finder retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of the Company’s shareholders or Affiliates who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated hereby, other than Lazard Frères & Co. LLC.

3.19                       Affiliate Agreements.  Except as set forth on Section 3.19 of the Company Disclosure Schedules, no Affiliate, member, manager, director, or officer of the Company or any Subsidiary (and, to the Knowledge of the Company, no employee of the Company or Equityholder) (a) owns or has any ownership interest in any material property or asset, tangible or intangible, which is used in the Company’s or any of its Subsidiaries’ business, (b) to the Knowledge of the Company, has any claim or cause of action against, or owes any amount to, the Company or any Subsidiary in such Person’s capacity as such, other than (i) rights and claims for indemnification or to advancement or reimbursement of expenses that any such person may have in such capacity under applicable Law, the Company’s and its Subsidiaries’ Organizational Documents, or contracts with the Company and any of its Subsidiaries, or (ii) any rights or claims which such person may have arising out of or related to payment of accrued and unpaid wages, compensation earned, unreimbursed routine business expenses and/or coverage under any Benefit Plan.  Section 3.19 of the Company Disclosure Schedule sets forth a true and complete list of all Affiliate Agreements.

3.20                       Anti-Corruption.

(a)                                 Since December 31, 2016, in connection with or relating to the businesses of the Company and its Subsidiaries, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, their respective directors, officers, managers or employees is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense under Export Control Laws or Anti-Corruption Laws (including by virtue of having made any disclosure relating to any offense or alleged offense), and no such investigations, inquiries or proceedings are pending or, to the Knowledge of the Company, have been threatened.

(b)                                Since December 31, 2016, none of the Company, its Subsidiaries, and to the Knowledge of the Company, none of their respective officers, directors, managers, independent contractors, employees, agents or third party representatives in their capacity of providing services to the Company and any of its Subsidiaries has directly or indirectly, in violation of any applicable Anti-Corruption Law (including the Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada)): (i) made, authorized, solicited or received any unlawful contributions, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, regardless of form, whether in money, property, or services, (ii) made any unlawful offer of payment of anything of value to non-U.S. government officials or employees of a non-U.S. political party or candidates for non-U.S. political office, (iii) violated any applicable anti-terrorism law or regulation, (iv) used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses, (v) established or maintained any fund or asset that has not been recorded in the books and records of the Companies and its Subsidiaries for the purposes of taking any of the actions in clauses (i) through (iv) above, or (vi) taken any action which would cause the Company or any of its Subsidiaries to be in violation, or has violated or is in violation of, of the Anti-Corruption Laws. Since December 31, 2016, the Company, its Subsidiaries, and, to the Knowledge of the Company, their respective officers, directors, managers, independent contractors, employees and other agents or third party representatives, in each case, only in their capacity of providing services to the Company and any of its Subsidiaries have conducted their respective businesses in compliance with the Anti-Corruption Laws. To the Knowledge of the Company, there are no unresolved investigations or actions (or other legal proceeding) concerning the Company or any of its Subsidiaries with respect to any Anti-Corruption Laws or any anti-terrorism laws.

(c)                                 The operations of the Company and its Subsidiaries are being, and since December 31, 2016 have been, conducted in compliance in all material respects with applicable Laws addressing anti-money laundering obligations in all jurisdictions in which it has operated (collectively, the “Money Laundering Laws”), and no action or other legal proceeding by or before any court of other Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(d)                                To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has since March 4, 2015, ever been in violation in any material respect of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department that are applicable to the business of the Company and its Subsidiaries.  Since December 31, 2016, the Company and its Subsidiaries have at all times been in compliance with all applicable Laws relating to imports and exports, trade embargoes and sanctions, and except as permitted by applicable Laws, since December 31, 2016, the Company and its Subsidiaries have not sold any product or provided any service to Cuba, Iran, North Korea, Sudan, Syria or the Crimean region of the Ukraine.

3.21                       Customers and Vendors.

(a)                                 Section 3.21(a) of the Company Disclosure Schedules sets forth an accurate and complete list of (i) the top ten (10) Persons (by revenue generated by the Company or any of its Subsidiaries) who refer, or control the determination of the provision of, rating services to or by each of the Company and its Subsidiaries and the respective revenues of each of the Company and its Subsidiaries applicable to such Person for the fiscal year ended November 30, 2018, and (ii) the ten (10) largest vendors of each of the Company and its Subsidiaries and the respective amount spent by each of the Company and its Subsidiaries applicable to such vendor for the fiscal year ended November 30, 2018.

(b)                                As of the date of this Agreement, none of the customers or vendors listed on Section 3.21(a) of the Company Disclosure Schedules (as applicable, each a “Material Customer” or “Material Vendor”) has given the Company or any of its Subsidiaries any written or, to the Knowledge of the Company, oral notice that it shall stop, or materially decrease the rate of, purchasing or supplying materials, products or services to or from the Company or any of its Subsidiaries, or otherwise materially and adversely change the terms of its relationship with the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiary is involved in any material claim, dispute or controversy with any Material Customer or Material Vendor as of the date of this Agreement.

3.22                       No Additional Representations.  Except for the representations and warranties contained in this Article III (as qualified by the Company Disclosure Schedules), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, any of its Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or other Representatives.  Except for the representations and warranties contained in this Article III (as qualified by the Company Disclosure Schedules), the Company shall have no, and hereby disclaims, all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of Parent or Merger Sub or in any other form in consideration for investigation of the transactions contemplated by this Agreement) to Parent or its Affiliates or Representatives (including any opinion, information, forecast, projection or advice that may have been or may be provided to Parent or its Affiliates or Representatives by any director, officer, employee, agent, consultant or other Representative of the Company or any of its Affiliates).  The Company makes no representations or warranties to Parent, Merger Sub or their respective Affiliates or Representatives regarding the probable future success or future profitability of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedules”) (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and any such other representations, warranties or covenants where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant as of the date hereof and as of the Closing to the Company and the Shareholder Representative that:

4.1                              Due Organization.  Parent and Merger Sub are each a corporation, exempted company, limited liability company or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and have all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Parent and Merger Sub are duly licensed or qualified to do business and is in good standing (to the extent that such concept or a comparable status is recognized) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent and Merger Sub have all requisite power and authority to own, lease and operate their properties and assets and to carry on their business as now being conducted and are qualified to do business and each is in good standing as a foreign Person in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, in each case, as would not reasonably be expected to have a Parent Material Adverse Effect.

4.2                              Due Authorization.  Parent and Merger Sub have all requisite power and authority to enter into this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby, and no other corporate actions or proceedings on the part of Parent, Merger Sub or their shareholders is necessary to authorize this Agreement and the transactions contemplated hereby.  The board of directors of Parent has adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Plan of Merger, (ii) determining that entering into this Agreement and the Plan of Merger is in the best interests of Parent and its shareholders, and (iii) declaring this Agreement and the Plan of Merger advisable.  Parent and Merger Sub have duly and validly executed and delivered this Agreement.  This Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

4.3                              Consents and Approvals; No Violations.  Except for (a) filings under Section 2.3, (b) filings under the HSR Act, and (c) as set forth in Section 4.2 of the Parent Disclosure Schedules, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to Parent or any of its Affiliates (including Merger Sub); (ii) require any notification to or filing or registration by Parent or Merger Sub or any of Parent’s other Affiliates with, or any permit, authorization, waiting period expiration or termination, or consent or approval with respect to Parent or Merger Sub or any of Parent’s other Affiliates of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (iv) violate, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in, or provide the basis for, the termination or cancellation of, or accelerate the performance required by or excuse performance by any Person, of any obligation, or cause the acceleration of the maturity of any Indebtedness or create in any party the right to accelerate, terminate, modify, suspend, revoke, cancel or other change of any right or obligation or the loss of any benefit under, or require any notice, payment, consent or waiver or other action by any Person under, section 233(8) of the Companies Law, any provision of any material contract or any material Permit affecting the assets or business of Parent or Merger Sub; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (i), (ii), (iv) and (v), where any such violation, conflict, breach or default would not be reasonably expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4                              Brokers and Finders.  There is no investment banker, financial advisor, broker or finder retained by or authorized to act on behalf of Parent, any of its Subsidiaries or any of Parent’s shareholders or Affiliates who might be entitled to any fee or commission from Parent or any of its Subsidiaries in connection with the transactions contemplated hereby.

4.5                              Ownership of Merger Sub; No Prior Activities.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.  All of the outstanding share capital or other equity interests of Merger Sub are owned directly or indirectly by Parent.  There are no options, warrants or other rights, agreements, arrangements or commitments to which Merger Sub is a party relating to the issued or unissued share capital or other equity interests in Merger Sub or obligating Merger Sub to grant, issue or sell any shares, or other equity interests in Merger Sub, by sale or otherwise.  There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub.  Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

4.6                              Litigation.  Except as set forth on Section 4.6 of the Parent Disclosure Schedules, (a) none of Parent, its Subsidiaries or any of their material assets is subject to any outstanding or unsatisfied Order, (b) there is no litigation of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of Parent, threatened against or affecting any of Parent, its Subsidiaries or their material assets, (c) there are no settlements or similar written agreements with any Governmental Authority affecting any of Parent, its Subsidiaries or their material assets, and (d) as of the date hereof, there is no litigation involving Parent, its Subsidiaries or their material assets, pending or, to the Knowledge of Parent, threatened, that, in each case, questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by Parent or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

4.7                              Debt Financing.

(a)                                 Parent is a party to and accepted a fully executed commitment letter dated May 28, 2019 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein.  The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)                                Parent has delivered to the Company true, complete and correct copies of the executed Debt Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that could not in any event affect the availability, conditionality, enforceability or amount of the Debt Financing.

(c)                                 Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision.  Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge that any of the Lenders will not perform its obligations thereunder.  As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter that could affect the availability, enforceability, conditionality or amount of the Debt Financing contemplated by the Debt Commitment Letter.

(d)                                The Debt Financing, when funded in accordance with the Debt Commitment Letter, will provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Debt Commitment Letter, including the payment of the Aggregate Estimated Consideration, any payments in respect of equity compensation obligations to be made in connection with the Merger, payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Company, and any repayment or refinancing of any outstanding indebtedness of Parent, the Company and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Debt Commitment Letter (such amounts, collectively, the “Merger Amounts”).

(e)                                 The Debt Commitment Letter constitutes the legal, valid and binding obligation of Parent, on the one hand, and to the Knowledge of Parent, each other party thereto, on the other hand, and is in full force and effect.  No event has occurred that (with or without notice, lapse of time or both) could constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Debt Commitment Letter, and Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied by Parent on a timely basis or that the Debt Financing will not be available to Parent on the date of the Closing.  Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date.  The Debt Commitment Letter has not been modified, amended or altered and none of the respective commitments under the Debt Commitment Letter has been withdrawn or rescinded in any respect, and, to the knowledge of Parent, no withdrawal or rescission thereof is contemplated.  No modification or amendment to the Debt Commitment Letter is currently contemplated.

(f)                                   In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement. Parent will have available on the Closing Date funds sufficient for the payment by Parent of all Merger Amounts.

4.8                              Solvency.  Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries.  Assuming (i) all of the representations and warranties of the Company herein are true, correct and complete in all material respects, (ii) the satisfaction of the conditions set forth in Sections 6.1 and 6.2, and (iii) the Financial Statements fairly present the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby, immediately following the Closing, (a) the present fair saleable value (determined on a going concern basis) and the fair value of the assets of Parent, Merger Sub, the Surviving Company and their respective Subsidiaries will be greater than the total amount of their probable liabilities (including a reasonable estimate of the probable amount of all contingent liabilities), (b) Parent, Merger Sub, the Surviving Company and their respective Subsidiaries will be able to pay their respective debts and obligations in the ordinary course of business as they mature and become due, and (c) Parent, Merger Sub, the Surviving Company and their respective Subsidiaries will not have, or have access to, unreasonably small capital to carry on their respective businesses and the businesses in which they are about to engage.

4.9                              Acquisition for Investment.  Parent is acquiring the shares of the Surviving Company for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the shares of the Surviving Company.  Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act.  Parent understands and agrees that the shares of the Surviving Company may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available thereunder, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

4.10                       Non-Reliance.  Each of Parent and Merger Sub, on behalf of themselves and the other Parent Related Parties, acknowledges and agrees that they have not relied on any representations or warranties except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Schedules) or in an executed Letter of Transmittal, and neither the Company nor any other Company Related Party or any other person has made or is making, and Parent and Merger Sub have not relied upon and is not relying upon, any other representations or warranties  of any nature, oral or written, past, present or future, including any other representations or warranties, express or implied.  In furtherance of the foregoing, neither Parent nor Merger Sub nor any other Parent Related Party has relied upon or is relying upon the accuracy or completeness of any other information, made by, or made available by, the Company or any other Company Related Party, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure of any documentation or other information with respect to any one or more of the foregoing, including in certain “data rooms,” management presentations or other information provided or made available to Parent, Merger Sub or any other Parent Related Party in anticipation or contemplation of any of the transactions contemplated hereby.  Furthermore, in connection with the due diligence investigation of the Company and its business and operations by and on behalf of Parent and Merger Sub, Parent, Merger Sub and other Parent Related Parties have received and may continue to receive from the Company and other Company Related Parties certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations and Parent and Merger Sub, on behalf of themselves and the other Parent Related Parties, hereby acknowledge and agree that none of the Company or any other Company Related Party, has made or is making any representation or warranty with respect to, and none of Parent, Merger Sub or any other Parent Related Party has relied upon, such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).  Each of Parent and Merger Sub, on behalf of themselves and the other Parent Related Parties, hereby acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which each of Parent and Merger Sub is familiar, that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that none of Parent, Merger Sub or any Parent Related Party will have any claim against the Company or any other Company Related Party with respect thereto.

4.11                       No Additional Representations.  Except for the representations and warranties contained in this Article IV (as qualified by the Parent Disclosure Schedules), neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub, any of their respective Subsidiaries or the transactions contemplated by this Agreement, and each of Parent and Merger Sub disclaims any other representations or warranties, whether made by Parent, Merger Sub or any of their respective Affiliates, officers, directors, employees, agents or other Representatives.  Except for the representations and warranties contained in this Article IV (as qualified by the Parent Disclosure Schedules), each of Parent and Merger Sub shall have no, and hereby disclaims all, liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished to the Company or its Affiliates or Representatives (including any opinion, information, forecast, projection or advice that may have been or may be provided to the Company or its Affiliates or Representatives by any director, officer, employee, agent, consultant or other Representative of Parent, Merger Sub or any of their respective Affiliates).

ARTICLE V

COVENANTS

5.1                              Access to Information and Facilities.  From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Interim Period”), the Company shall, and shall cause its Subsidiaries, Parent and its Representatives to, upon reasonable notice, permit reasonable access during normal business hours to the books and records of the Company and its Subsidiaries as Parent may from time to time reasonably request; provided, however, that such access and disclosure shall not require the Company and its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses or otherwise result in any significant interference with the prompt and timely discharge by their employees of their normal duties or violate any applicable Law; provided, further, that nothing herein shall require the Company to provide access or to disclose any information to the other party or its Representatives if (x) such information is protected by the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened litigation or governmental investigations or (y) such access or disclosure would be in violation of applicable Laws or confidentiality agreements entered into by the Company or its Subsidiaries prior to the date hereof.  Without limiting the foregoing or the terms of the Confidentiality Agreement, prior to the Closing, Parent shall, and shall cause its Affiliates and Representatives to, hold all information relating to the Company and its Subsidiaries made available in connection with the transactions contemplated by this Agreement in compliance with applicable Laws, including applicable Privacy Laws, and promptly notify the Company upon learning of any failure to do so or any unauthorized access to such information.

5.2                              Preservation of Company Business.  During the Interim Period, other than as required or expressly permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Schedules, the Company shall, and shall cause its Subsidiaries to, (1) be operated only in the ordinary course of business and consistent with past practice in all material respects, and (2) use commercially reasonable efforts to preserve intact their businesses and the Assets (provided that for the avoidance of doubt, nothing in this Agreement shall restrict any repayment of Indebtedness).  Without limiting the generality of the foregoing, the Company shall not, and shall cause its Subsidiaries not to, other than as otherwise required or permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Schedules:

(a)                                 amend or otherwise change in any manner that could reasonably be expected to be adverse to Parent their respective Organizational Documents;

(b)                                sell, transfer, assign or otherwise dispose of any Assets having a value, individually or in the aggregate, in excess of $1,000,000 (other than any sales, transfers, assignments or dispositions without consideration solely among the Company and/or its wholly owned Subsidiaries);

(c)                                 except salary and bonus increases in the ordinary course of business consistent with past practice or as required by applicable Law or as required by the terms of any Benefit Plan as in effect on the date hereof, (i) increase or agree to increase the compensation or employee benefits payable or to become payable to any officer, director, employee or Contractor of the Company or any of its Subsidiaries (and/or their dependents and beneficiaries) or pay any amount not required to be paid to any such individual (whether or not pursuant to the terms of any Benefit Plan), (ii) grant, accelerate or modify the period of exercisability or vesting of equity compensation awards (whether or not pursuant to the terms of any Benefit Plan), (iii) establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, (iv) establish, adopt, enter into, amend or terminate any Benefit Plan, or (v) hire, promote or terminate (other than for cause) the employment of any officer, director, employee or Contractor with an annual total target cash compensation opportunity in excess of $200,000;

(d)                                incur any Indebtedness of the types described in clauses (i), (ii) and (iii) of the definition of such term (other than (i) Indebtedness that will be discharged and satisfied in full at or prior to the Closing or (ii) Indebtedness incurred by a Subsidiary of the Company to the Company or to a wholly owned Subsidiary of the Company or (iii) Indebtedness incurred by the Company to a wholly owned Subsidiary of the Company, provided that in the case of this clause (ii) and (iii) the Company shall consult with Parent prior to incurring any such Indebtedness);

(e)                                 merge or consolidate with any other Person, apply to deregister from the Cayman Islands register of companies or transfer by way of continuation to a jurisdiction outside of the Cayman Islands, or acquire any amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Merger) other than (A) any such action solely between or among the Company and its wholly owned Subsidiaries or (B) purchases of any assets in the ordinary course of business consistent with past practice;

(f)                                   except in the ordinary course of business consistent with past practice (including extensions at the end of a term in the ordinary course of business consistent with past practice and entering into new customer agreements and supplier agreements) or as otherwise permitted in this Section 5.2, (i) enter into, transfer or terminate (except for any termination upon expiration of a term in accordance with the terms and conditions thereof), or modify or amend, or (ii) release, assign or otherwise change any rights under, or (iii) waive any right under or discharge any other party of any obligation under, any Material Contract;

(g)                                make any change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable Law;

(h)                                 (i) change or revoke any material Tax election, (ii) make any material Tax election that is inconsistent with past practices, (iii) change any material Tax accounting period or any material method of Tax accounting, (iv) amend any Tax Return or file any claim for a material Tax refund, (v) enter into a “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or non-U.S. Law) or other material agreement with any Taxing Authority or request any ruling from any Taxing Authority that would have binding effect on the Company or any of its Subsidiaries after the Closing, (vi) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (vii) enter into any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), (viii) incur any material Taxes with respect to events or transactions outside the ordinary course of business, or (ix) enter into any agreement to extend or waive the applicable statute of limitations with respect to any Taxes;

(i)                                     forgive, cancel or compromise any debt or claim, or waive, release or assign any right or claim of value, other than in the ordinary course of business consistent with past practice which in no event exceeds $100,000;

(j)                                     enter into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $250,000 in the aggregate;

(k)                                 adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(l)                                     grant any material license or sublicense of any rights under or with respect to any Intellectual Property other than in the ordinary course of business consistent with past practice;

(m)                             make any capital expenditures that exceed the Company’s capital expenditure budget as of the date hereof by $200,000 individually or $500,000 in the aggregate with the exception of capitalized software development costs;

(n)                                 make any changes to credit or collection practices outside of the ordinary course of business, except as required by Applicable Law;

(o)                                (i) delay or postpone any payment of any accounts payable or other payables or expenses (other than in the ordinary course of business consistent with past practice) or (ii) accelerate the collection of accounts receivable or cash contributions of any type (other than in the ordinary course of business consistent with past practice);

(p)                                (i) issue, sell, or otherwise dispose of any of its equity interests, or grant any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its equity interests, other than with respect to the exercise or settlement of equity awards outstanding on the date hereof in accordance with their terms, (ii) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its equity interests, (iii) redeem, repurchase or otherwise reacquire any of its equity interests or any securities or obligations convertible into or exchangeable for any of its equity interests, other than with respect to the exercise or settlement of equity awards outstanding on the date hereof in accordance with their terms or (iv) except for dividends or distributions of Cash reasonably expected to result in the amount of the Closing Cash being below the Closing Cash Cap, which notwithstanding anything to the contrary in this Agreement shall be permitted prior to the Closing, declare or pay any dividends or distributions or repurchase any equity interests;

(q)                                enter into any contract with any Affiliate of any the Company or its Subsidiaries, except to the extent required by Law and except for contracts solely among the Company and/or its wholly owned Subsidiaries;

(r)                                    conduct a plant closing or mass layoff within the meaning of the WARN Act; or

(s)                                 authorize any of, or agree or commit to do any of, the foregoing actions.

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.  Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

5.3                              Shareholder Approval.

(a)                                 For the purpose of obtaining the Shareholder Approval, as promptly as practicable but in any event no later than 5:00 p.m. New York City time on the twentieth (20th) day after the date hereof, the Company shall distribute information with respect to, and call an extraordinary general meeting of, all Ordinary Shareholders, which meeting shall be held no later than the twentieth (20th) Business Day following the mailing of such information, for the purpose of considering, and if thought fit, passing the Resolution.  Without limiting the foregoing, the Company and its board of directors shall use reasonable best efforts to obtain approval of the Resolution and waiver of objection and/or appraisal rights under Section 238 of the Companies Law by each Ordinary Shareholder and each Incentive Shareholder.

(b)                                The Company shall (i) give Parent an opportunity to review and comment on any drafts of materials or information to be distributed in connection with such extraordinary general meeting and shall consider in good faith any reasonable comments proposed by Parent and (ii) furnish to Parent, as soon as practicable upon the delivery and effectiveness of the Resolution, a copy of the Resolution.

5.4                              Exclusivity.  During the Interim Period, except as permitted by Section 5.2, the Company and its Affiliates shall not, and shall cause their Subsidiaries and their respective officers, directors, employees, agents, registered officers, providers and other representatives (collectively, “Representatives”) not to, directly or indirectly, solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer from any Person relating, with respect to the Company or any of its Subsidiaries, to any (i) liquidation, dissolution or recapitalization, (ii) merger or consolidation, (iii) acquisition or purchase of a material portion of the assets of the Company and its Subsidiaries, or any equity interest in the Company or any of its Subsidiaries, or (iv) similar transaction or business combination (a “Competing Transaction”), nor participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage, any effort or attempt by any Person to pursue or effect a Competing Transaction or enter into any agreement with respect to a Competing Transaction.  The Company shall, and shall cause all of its Affiliates and all Representatives acting on its and its Affiliates’ behalf, to immediately cease any existing activities, discussions and negotiations with any Persons with respect to any of the foregoing. The Company shall, within one (1) Business Day of receipt, notify Parent of the submission by any Person of any bona fide proposal, offer or inquiry regarding any such Competing Transaction.

5.5                              Efforts.

(a)                                 Subject to the terms and conditions hereof, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable Law and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement.  None of the parties shall knowingly take, cause or permit to be taken any action which such party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated by this Agreement, including any action that would increase the risk of not obtaining or delay the receipt of any authorizations, consents, Orders, declarations or approvals of any Governmental Authority or required under any Law necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under the HSR Act.

(b)                                The Company shall use its commercially reasonable efforts to obtain any consents required pursuant to the Material Contracts in connection with the consummation of the transactions contemplated by this Agreement, and Parent shall use its commercially reasonable efforts to cooperate with the Company in such efforts; provided, however, that the failure to receive any such consents shall not be taken into account with respect to whether any condition to the Closing set forth in Article VI shall have been satisfied. Anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate the Company or any of its Affiliates to make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Material Contract (except as required under the terms of any such Material Contract) or otherwise and the Company and its Affiliates shall not commit to do so without the prior written consent of Parent.

(c)                                 The Company and Parent will as soon as practicable, but in any event no later than ten (10) Business Days after the date hereof, file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) the notification and report forms required for the transactions contemplated hereby, and subsequent to such filings, Parent and the Company will provide any supplemental information that may be requested in connection therewith pursuant to the HSR Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act, and Parent and Company will, as promptly as practicable, make any filings required by any other Governmental Authority in order to give effect to the transactions contemplated hereby.  Each of Parent and the Company will promptly furnish to the other (x) all necessary information as the other may reasonably request in connection with the preparation of any filing or submission pursuant to the HSR Act or with other filings required to consummate the transactions contemplated by this Agreement and (y) copies of all written communications (and memoranda setting forth the substance of any oral communication) with any Governmental Authority in connection with any filings, consents or approvals required by such Governmental Authority to consummate the transactions contemplated by this Agreement; provided, however, that Parent or the Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only.  The Company will consult with Parent prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with any filings, consents or approvals required by such Governmental Authority to consummate the transactions contemplated by this Agreement, and Parent will have the right to have a Representative present at any such meeting to the extent not prohibited by such Governmental Authority.  Parent will consult with the Company prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with any filings, consents or approvals required by such Governmental Authority to consummate the transactions contemplated by this Agreement, and the Company will have the right to have a Representative present at any such meeting to the extent not prohibited by such Governmental Authority.

(d)                                The parties shall (i) respond as promptly as practicable to any inquiries or requests for documentation or information or any request for additional information (a “second request”) received from the FTC or the DOJ and to all inquiries and requests received from any other Governmental Authority in connection with Competition Law matters, and (ii) use their reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Competition Laws and to cause the waiting periods, approvals or other requirements under the HSR Act and all other Competition Laws to terminate or expire or be obtained prior to the Termination Date.

(e)                                 Without limiting the generality of the foregoing, in connection with the efforts referenced in Sections 5.5(c) and (d) to obtain all necessary consents, approvals, waivers and authorizations of any Governmental Authority required pursuant to the HSR Act and any other applicable foreign antitrust or competition Law, each party to this Agreement shall:  (i) cooperate fully with the other parties hereto, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party hereto to evidence or reflect the Merger (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) give all notices (if any) required to be made and given by such party to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement; (iii) take all actions necessary or advisable to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iv) take all other actions necessary or advisable to expeditiously (and in no event later than the third (3rd) Business Day prior to the Termination Date) consummate the transactions contemplated by this Agreement, including taking all actions necessary or advisable to lift any restraint, injunction or other legal bar to the Merger (including, by way of example but not limitation, (x) selling, licensing or otherwise disposing of, or holding separate and agreeing to sell, license or otherwise dispose of (1) any entities, assets or facilities of the Company after the Closing or (2) any entity, facility or asset of Parent or its Affiliates before or after the Closing, (y) terminating, amending or assigning existing relationships and contractual rights and obligations (other than terminations that would result in a breach of a contractual obligation to a third party) and (z) amending, assigning or terminating existing licenses or other agreements (other than terminations that would result in a breach of a license or such other agreement with a third party) and entering into such new licenses or other agreements.  The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.  If requested by Parent, the Company will agree to any action contemplated by this Section 5.5; provided that notwithstanding anything in this Section 5.5 to the contrary, no such action shall be required to be taken by the Company prior to the Closing unless any the applicable agreement or action is conditioned on the consummation of the Merger.

(f)                                   Notwithstanding the foregoing, nothing in this Agreement shall require or obligate Parent or any of its Affiliates (including, after the Effective Time, the Company and its Subsidiaries) to take or cause to be taken any action (or refrain or cause to refrain from taking any action) that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, after giving effect to the Transactions.

(g)                                Parent shall bear the cost of any filing fee payable to a Governmental Authority in connection with any filings made under this Section 5.5.

(h)                                 References to the a “party” or the “parties” in this Section 5.5 shall not include the Shareholder Representative, which shall have no obligations under this Section 5.5.

5.6                              Redemption of Canadian Subsidiary Preferred Shares.

(a)                                 At least ten (10) Business Days prior to the Closing Date, the Company shall cause DBRS Limited, an Ontario corporation and an indirect Subsidiary of the Company (the “Canadian Subsidiary”), to deliver to the holder of the Class A Preferred Shares of the Canadian Subsidiary (the “Preferred Shares”) the written notice required by the Organizational Documents of the Canadian Subsidiary to the effect that the Canadian Subsidiary will effect, on the Closing Date immediately prior and subject to the Closing, a mandatory redemption of all of the Preferred Shares, and that such mandatory redemption is contingent and conditional upon completion of the transactions contemplated by this Agreement (such notice, the “Redemption Notice”).

(b)                                Upon presentation and surrender by the holder of the Preferred Shares of certificates representing the Preferred Shares to be redeemed, on the Closing Date immediately prior and subject to the Closing, the Company shall cause the Canadian Subsidiary to satisfy the redemption of the Preferred Shares for the applicable value determined pursuant to the Organizational Documents of the Canadian Subsidiary (the “Preferred Share Redemption Value”) by delivery to such holder, by wire transfer of immediately available funds, of an amount equal to the Preferred Share Redemption Value less any Tax required to be deducted and withheld therefrom in accordance with the Organizational Documents of the Canadian Subsidiary and applicable Law (such redemption, the “Preferred Share Redemption”).

(c)                                 Notwithstanding Section 5.6(b), if (i) the holder of the Preferred Shares validly exercises, no later than the second (2nd) Business Day prior to the Closing Date, the put right in respect of the Preferred Shares contemplated by the Organizational Documents of the Canadian Subsidiary (the “Put Right”) and (ii) the Put Right Purchaser is required pursuant to the Organizational Documents of the Canadian Subsidiary to purchase the Preferred Shares in connection with the Put Right, then (x) on the Closing Date immediately prior and subject to the Closing, the Company shall cause the Put Right Purchaser to purchase the Preferred Shares from such holder and deliver or cause to be delivered to such holder (or any other Persons properly designated by such holder) the Preferred Share Redemption Value in cash by wire transfer of immediately available funds (such purchase, the “Preferred Share Purchase”) and (y) neither the Company nor the Canadian Subsidiary shall have any obligation to complete the Preferred Share Redemption.

(d)                                The obligation of the Company under this Section 5.6 to cause the Preferred Share Redemption Value to be paid in connection with the Preferred Share Redemption or the Preferred Share Purchase (as applicable) shall be deemed to be satisfied upon the Company directing Parent to pay (on behalf of the Canadian Subsidiary or the Put Right Purchaser (as applicable)) to the holder of the Canadian Preferred Shares the Preferred Share Redemption Value on the Closing Date immediately prior to the Closing (and Parent shall make such payment on the Closing Date immediately prior to the Closing upon the direction of the Company).

(e)                                 Notwithstanding this Section 5.6, the Company shall have no obligation to cause the Canadian Subsidiary or the Put Right Purchaser to deliver the Redemption Notice or to effect the Preferred Share Redemption or the Preferred Share Purchase if all of the Preferred Shares are otherwise redeemed or repurchased prior to the Closing by the Company or any of its Subsidiaries (including in connection with any optional redemption by the Canadian Subsidiary pursuant to the terms of its Organizational Documents).

(f)                                   Upon the exercise of the Put Right, at the election of Parent no later than two (2) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to organize and form a new Canadian company, which shall be a wholly owned subsidiary of the Put Right Purchaser (the “Canadian Newco”) and shall designate the Canadian Newco as the Put Right Purchaser and the Canadian Newco shall be the Put Right Purchaser for all purposes hereunder.  The parties hereto agree that any third-party fees and expenses incurred by the Company with respect to the organization and formation of the Canadian Newco shall be reimbursed by Parent at the earlier of the Closing or the termination of this Agreement in accordance with its terms.  Prior to the Closing, the Company shall provide Parent with true and correct invoices setting forth the third-party fees and expenses incurred by the Company in connection therewith.  For purposes of Article III, the Canadian Newco shall not be deemed to be a Subsidiary of the Company (whether directly or indirectly).

(g)                                Notwithstanding anything in this Section 5.6 to the contrary, no payment of the Preferred Share Redemption Value shall be made by the Canadian Subsidiary, the Put Right Purchaser or any Person on behalf thereof unless and until the holder of the Preferred Shares shall have delivered to the Company a release fully executed by the holder of Preferred Shares, AAA UK Holding Co. Limited and Limited in the form attached hereto as Exhibit E.

5.7                              Employment Matters.

(a)                                 Compensation and Benefits.  For the period ending on December 31, 2019, Parent shall provide each employee of the Company or any of its Subsidiaries who is employed by the Company or any of its Subsidiaries on the Closing Date and continues to be actively employed after the Effective Time (any such employee, a “Continuing Employee”) (i) at least the same annual base salary or wage rate in effect as of immediately prior to the Closing and at least the same annual cash bonus opportunities provided by the Company and its Subsidiaries in respect of the fiscal year in which the Closing Date occurs and (ii) employee benefits that are no less favorable than those employee benefits provided to such employees as of the date hereof.  Parent shall provide any Continuing Employee whose employment terminates during the one-year period following the Closing severance benefits at least equal to the severance benefits provided to similarly situated employees under the severance arrangements of Parent and its Affiliates, without taking into account any reduction after the Closing in compensation paid to such Continuing Employee.

(b)                                Recognition of Service; Pre-existing Conditions.  Periods of employment with the Company or any of its current or former Affiliates (and any predecessors of the foregoing), to the extent previously recognized under any analogous Benefit Plan of the Company and its Affiliates, shall be taken into account for purposes of eligibility, participation, level of benefits and vesting under the corresponding employee benefit plan offered by Parent or an Affiliate of Parent; provided, however, that Parent and its Affiliates shall not be required to take into account such service (i) to the extent such credit would result in duplication of benefits, (ii) for any purpose under any retiree medical plan, any pension plan or any sabbatical plan or (iii) for purposes of any plan, program or arrangement (A) under which similarly-situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation.  Additionally, Parent shall (i) use commercially reasonable efforts to waive any waiting period, actively-at-work requirement or limitation on coverage of the Continuing Employees and their eligible dependents due to preexisting conditions under all applicable welfare plans of Parent or an Affiliate of Parent to the extent such condition was satisfied or waived under the comparable Benefit Plan prior to the Closing Date and (ii) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such Person, in each case, under the comparable Benefit Plan prior to the Closing Date during the plan year in which the Closing Date occurs for the purpose of determining the extent to which any such Person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any corresponding employee benefit plan offered by Parent or an Affiliate of Parent for such year.

(c)                                 Third Party Beneficiaries.  Nothing in this Section 5.7 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates from amending or terminating any employee benefit plan or from terminating the employment of any Continuing Employee.  The provisions of this Section 5.7 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.7, express or implied, shall confer upon any Continuing Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

5.8                              Section 280G.  If necessary to render Section 280G and Section 4999 of the Code inapplicable to amounts payable in connection with the transactions contemplated by this Agreement, prior to the Closing Date, the Company shall use its commercially reasonable efforts to seek approval by the shareholders, in accordance with Section 280G(b)(5)(B) of the Code, of the right of any “disqualified individual” to receive or retain any payments that would, in the absence of such shareholder approval, constitute “excess parachute payments” within the meaning of Section 280G of the Code.  Prior to seeking such approvals, the Company shall seek, and use its commercially reasonable efforts to obtain waivers from the intended recipients of such payments such that unless such payments are approved by the shareholders to the extent and in the manner prescribed under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code, the intended recipients shall have no right or entitlement with respect thereto. The Company shall provide to Parent, no later than five (5) Business Days prior to obtaining the waivers (i) drafts of any waivers, disclosure documents and other relevant documents relating to the waiver and vote prepared by or on behalf of the Company in connection with this Section 5.8 and (ii) a schedule setting forth in reasonable detail the basis for its determination of the payments and benefits that it proposing to have waived and disclosed to comply with this Section 5.8.  The Company shall incorporate any reasonable comments made by Parent prior to obtaining the waivers and soliciting the shareholder vote.

5.9                              Indemnification of Directors and Officers.

(a)                                 For six (6) years from and after the Effective Time, (i) Parent shall cause the Surviving Company to indemnify and hold harmless all past and present employees, agents, officers and directors of the Company and of its Subsidiaries to the same extent such Persons are currently indemnified by the Company and its Subsidiaries pursuant to the Company’s and its Subsidiaries’ Organizational Documents as in effect on the date hereof for acts or omissions occurring at or prior to the Effective Time, and for such period of time Parent shall not, and shall not permit the Surviving Company or its Subsidiaries to, amend, repeal or modify any provision in the Surviving Company’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation or indemnification of present and former officers and directors as in effect in the Surviving Company’s Organizational Documents immediately prior to the Effective Time or with respect to any Subsidiary of the Surviving Company, as in effect in such Subsidiaries’ Organizational Documents immediately prior to the Effective Time, in each case, except as required by applicable Law and (ii) Parent shall cause the Surviving Company to honor any indemnification agreements in effect between the Company or any of its Subsidiaries and any past or present employees, agents, officers or directors of the Company or its Subsidiaries as in effect as of the date hereof and disclosed to Parent prior to the date hereof.  If the Surviving Company or any of its successors or assigns shall:  (x) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving company or entity of such consolidation or merger; or (y) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.9.

(b)                                Notwithstanding anything to the contrary in this Agreement, at the Company’s request, Parent shall, prior to or at the Effective Time, purchase six (6) years run-off directors’ and officers’ liability insurance that is dedicated to the Company and its Subsidiaries and not shared with any other entity that is unrelated to the Company and its Subsidiaries (“Runoff D&O Insurance”) on terms not less favorable than those of the Company’s existing directors’ and officers’ liability insurance coverage; provided, in satisfying its obligation to purchase such Runoff D&O Insurance, Parent shall not be obligated to pay an annual premium in excess of 300% of the Company’s current annual premium for such insurance; provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.  Any such Runoff D&O Insurance policies will satisfy Parent’s obligation under this Section 5.9 to provide directors’ and officers’ liability insurance.

(c)                                 Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

(d)                                This covenant is intended to be for the benefit of, and shall be enforceable by, each of the past and present officers and directors of the Company and of its Subsidiaries and their respective heirs and legal representatives.  The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Law, contract or otherwise.

(e)                                 Notwithstanding anything herein to the contrary, neither the Company nor any of their respective Subsidiaries or Affiliates or Representatives or any past and present employees, agents, officers and directors of the Company and of its Subsidiaries will have any rights or claims against any Lender (or any of its or their Affiliates or former, current or future general or limited partners, shareholders, managements, members, directors, officers, employees, agents and representatives) in connection with the transactions contemplated hereby, including the Debt Financing, whether at law, in equity, in contract, in tort or otherwise.  Notwithstanding anything herein to the contrary, the Lenders shall be third-party beneficiaries of this Section 5.9(e) and this Section 5.9(e) cannot be amended in a manner adverse to any Lender without the prior written consent of such Lender.

5.10                       Termination of Affiliate Agreements.  At or prior to the Effective Time, unless otherwise directed in writing by Parent, the Company shall terminate all Affiliate Agreements with no further liability or obligations owed by the Company and any of its Subsidiaries.  For avoidance of doubt, the Company shall have no obligation to terminate any of the contracts or agreements set forth on Section 10.12 of the Company Disclosure Schedule except to the extent set forth in such schedule.

5.11                       Closing Agreements.

(a)                                 At the Closing, each of Parent and the Shareholder Representative shall duly execute and deliver to the others, and cause the Escrow Agent to duly execute and deliver to Parent and the Shareholder Representative, the Escrow Agreement.

(b)                                At the Closing, each of Parent and the Shareholder Representative shall duly execute and deliver to the others, and cause the Exchange Agent to duly execute and deliver to Parent and the Shareholder Representative, the Exchange Agent Agreement.

5.12      Monthly Financial Statements.  The Company shall deliver to Parent (a) within twenty (20) calendar days after the end of each month , beginning with the month ended May 31, 2019, an unaudited consolidated balance sheet and statements of operations for AAA UK Acquisition Co. Limited, each as of the end of such month and for the portion of the fiscal year then ended, as applicable, which such financial statements shall be prepared on a basis consistent with the interim financial statements included in the Financial Statements, and (b) substantially concurrently with the delivery thereof to the Sponsor Investors, the monthly financial statements and reports prepared by the Company’s management for the Sponsor Investors.

5.13      Equity Awards.  Prior to the Closing, the board of directors of the Company shall adopt resolutions to provide (i) for the treatment of Equity Awards contemplated by Section 2.7(d) and (ii) for the termination of the Option Plan and Incentive Share Plan.

5.14      Debt Financing.

(a)        The Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its and their respective officers, directors, employees, attorneys, accountants and other Representatives to use its and their commercially reasonable efforts to provide such cooperation as may reasonably be requested by Parent in connection with Parent’s arrangement of the Debt Financing.

(b)        Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to take or permit or cause the taking of any action pursuant to this Section 5.14 that: (A) require  the Company, its Subsidiaries or any Persons who are officers or directors of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, (B) would reasonably be expected to cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (C) would reasonably be expected to conflict with or violate any applicable Law, Organizational Documents or any contracts, (D) would require the Company or any of its Subsidiaries to pay prior to the Closing any commitment or similar fee, pay or reimburse any third party expense, provide any indemnities, or incur or assume any liability or obligation, in connection with such Debt Financing, (E) would unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (F) would reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (G) involves providing access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (H) involves preparing or providing to the Parent or the Lenders any financial statements or information that are not available to the Company and prepared in the ordinary course of its financial reporting practice or (I) would require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing..

(c)        Parent shall (i) upon any request by the Company from time to time, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable costs and expenses of counsel and accountants) incurred by the Company or any of its Subsidiaries in connection with any cooperation of the Company and its Subsidiaries provided under this Section 5.14 and (ii) indemnify and hold harmless the Company, its Subsidiaries and any of its and their respective Representatives from and against any and all claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) settlement or other losses, in each case, actually suffered or incurred by any of them in connection with their cooperation under this Section 5.14 or the arrangement of Debt Financing (other than in connection with the providing of information to Parent in writing by or on behalf of the Company or its Subsidiaries specifically for use in connection with the Debt Financing), except to the extent such claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost, expense, settlement or other loss arises out of or results from the gross negligence or willful misconduct of any Sponsor Investor, the Company or the Company’s Subsidiaries in fulfilling their obligations pursuant to this Section 5.14.  Subject to Parent’s indemnification obligations under this Section 5.14, the Company hereby consents to the use of all of the Company’s and the Company’s Subsidiaries’ company logos in connection with the initial syndication or marketing of the Debt Financing; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries.  For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.14 represent the sole obligation of the Company and the Company’s Subsidiaries and its and their Representatives with respect to cooperation in connection with the arrangement of the Debt Financing.  Notwithstanding anything to the contrary contained in this Agreement, in no event will a breach or alleged breach of this Section 5.14 delay the Closing or give rise to a failure of the condition set forth in Section 6.2.

5.15      Liquidation of DBRS Mexico.  Prior to the Closing, the Company shall use commercially reasonable efforts to continue the process of liquidating DBRS Ratings Mexico, S.A. de C.V. (it being understood that such liquidation is not expected to be completed prior to the Closing).

5.16      Subject Transactions.  The Company shall use reasonable best efforts to deliver to Parent at least ten (10) days prior to the Closing each item set forth on Schedule 5 attached hereto.  Notwithstanding anything to the contrary contained in this Agreement, in no event will a breach or alleged breach of this Section 5.16 or any item provided pursuant to this Section 5.16 delay the Closing or give rise to a failure of any condition set forth in Article VI.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS
OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to complete the Closing and effect the Merger under Article II of this Agreement are subject to the satisfaction (or written waiver by Parent to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

6.1        Accuracy of Representations and Warranties.  Each of the representations and warranties of the Company (i) set forth in Section 3.6(a)(ii) (Absence of Certain Changes or Events) of this Agreement shall be true and correct in all respects at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), (ii) set forth in the first sentence of Section 3.1(a) (Organization, Standing and Power), Section 3.2(a) (Capitalization), Section 3.3 (Due Authorization) and Section 3.4(iii) (No Violations) and Section 3.18 (Brokers and Finders) of this Agreement (without giving effect to any materiality or like qualifications therein) shall be true and correct in all respects at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except, in each case of this clause (ii), for any de minimis inaccuracies (including any inaccuracies that would not have economic impact on or restrict the operations of the Surviving Company and its Subsidiaries), and (iii) each of the representations and warranties of the Company contained in Article III of this Agreement other than the representations and warranties listed in the immediately preceding clauses (i) and (ii) (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except, in each case of this clause (iii), for such failures to be true and correct as would not have or reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

6.2        Compliance with Agreements and Covenants.  Subject to Section 5.15(c), the Company shall have duly performed and complied with, in all material respects, all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Effective Time.

6.3        Required Regulatory Approvals.  (i) The waiting period applicable to the consummation of the Merger under the HSR Act (and any extension thereof) shall have expired or early termination thereof shall have been granted and (ii) all consents, authorizations, orders and approvals from the Governmental Authorities listed on Section 6.3 of the Company Disclosure Schedules (clause (i) and (ii), collectively, the “Required Regulatory Approvals”) shall have been obtained and shall not have been revoked.

6.4        No Prohibition.  No applicable Law shall have been adopted, promulgated, enforced, issued or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or has the effect of making illegal or otherwise prohibiting the transactions contemplated hereby.

6.5        Shareholder Approval.  The Shareholder Approval shall have been obtained, and the Voting and Support Agreement shall have been executed by all Sponsor Investors and the Identified Executives and delivered to Parent and Merger Sub and remain in full force and effect (it being understood that the waiver of appraisal rights therein shall survive the death of any Identified Executive and that the death of any Identified Executive shall not give rise to a failure to be satisfied of the condition set forth in this Section 6.5).

6.6        No Material Adverse Effect. No Company Material Adverse Effect shall have occurred from the date hereof to the Closing.

6.7        Preferred Share Redemption/Purchase. The Preferred Share Redemption or Preferred Share Purchase, as applicable, shall have occurred prior to the Closing or shall occur immediately prior to the Closing (to be effective as of the Effective Time).

6.8        Other Deliveries.

(a)        On or prior to the Closing, the Company shall have delivered or caused to be delivered to Parent and Merger Sub the documents identified in Section 2.2(b); and

(b)        On or prior to the Closing, the Company shall have delivered to Parent and Merger Sub the documents identified in Section 5.11 duly executed by the Shareholder Representative and the Escrow Agent or Exchange Agent, as applicable.

Neither Parent nor Merger Sub may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by Parent or Merger Sub’s failure to comply with any provision of this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company and the Shareholder Representative to complete the Closing and effect the Merger under Article II of this Agreement are subject to the satisfaction (or written waiver by the Company to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

7.1        Accuracy of Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub contained in Article IV (without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except for such failures to be true and correct as would not have or reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

7.2        Compliance with Agreements and Covenants.  Parent and the Merger Sub shall have duly performed and complied with, in all material respects, all of their covenants, obligations and agreements contained in this Agreement to be performed and complied with by them at or prior to the Effective Time.

7.3        Required Regulatory Approvals.  The Required Regulatory Approvals shall have been obtained and shall not have been revoked.

7.4        No Prohibition.  No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

7.5        Shareholder Approval.  The Shareholder Approval shall have been obtained.

7.6        Other Deliveries.

(a)        On or prior to the Closing, Parent and Merger Sub shall have delivered or caused to be delivered to the Company the documents identified in Section 2.2(c); and

(b)        On or prior to the Closing, Parent and Merger Sub shall have delivered to the Company the documents identified in Section 5.12 duly executed by Parent and Merger Sub.

Neither the Shareholder Representative nor the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the Company’s or the Shareholder Representative’s failure to comply with any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1        Termination.  This Agreement may be terminated at any time on or prior to the Closing Date, whether before or after the Shareholder Approval has been received:

(a)        With the mutual written consent of each of the Company, Parent and Merger Sub;

(b)        By either the Company or Parent, if the Closing shall not have occurred on or before September 30, 2019 (the “Termination Date”); provided, however, that if, on the Termination Date, any of the conditions set forth in Section 6.3 or, if the failure of such conditions to be satisfied relates to any antitrust or competition Law in respect of any Required Regulatory Approval, Section 6.4, are the only conditions in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) that have not been satisfied or waived, then at the written election of the Company or Parent (to be exercised by written notice to Parent or the Company, as applicable, at least three (3) calendar days before the Termination Date), the Termination Date may be extended one time by a period of up to ninety (90) calendar days (and in the case of such extension, any reference to the Termination Date in any other provision of this Agreement shall be deemed to be a reference to the Termination Date as extended);

(c)        By the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) has not been or is incapable of being cured by Parent prior to the earlier of the (A) Termination Date and (B) thirtieth (30th) calendar day after its receipt of written notice thereof from the Company;

(d)        By Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) has not been or is incapable of being cured by the Company prior to the earlier of the (A) Termination Date and (B) thirtieth (30th) calendar day after its receipt of written notice thereof from Parent;

(e)        By either the Company or Parent, if (i) there shall be any Law that makes consummation of the Merger illegal or (ii) any Governmental Authority having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order or other action shall have become final and nonappealable; or

(f)         By the Company, if (i) all of the conditions set forth in Article VI have been satisfied and continue to be satisfied (other than those that by their terms are to be satisfied at the Closing, which conditions were capable of being satisfied if the Closing had occurred at the time of such termination), (ii) Parent and Merger Sub fail to consummate the Merger on or prior to the date the Closing is required to occur pursuant to Section 2.2(a), (iii) the Company thereafter has irrevocably confirmed by written notice to Parent that all conditions set forth in Article VII have been satisfied (other than those that by their terms are to be satisfied at the Closing, which conditions were capable of being satisfied if the Closing had occurred at the time of such termination) or that it would be willing to waive any unsatisfied conditions in Article VII (to the extent permitted by Law), and that the Company is ready, willing and able to consummate the Closing on the date of such confirmation and throughout the three (3) Business Day period following the delivery of such confirmation, and (iv) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days following the delivery of such confirmation.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 8.1 shall not be available to any party whose breach of its representations or warranties set forth herein or whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.  Any proper termination of this Agreement pursuant to this Section 8.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other parties.

8.2        Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto or its respective Affiliates, directors, officers, employees, shareholders, partners, members or other Representatives, other than pursuant to the provisions of Section 10.22 (Public Announcements), this Section 8.2 (Effect of Termination), Article IX (Shareholder Representative) and Article X (Miscellaneous) (which Sections and Articles shall survive any termination of this Agreement); provided that, no such termination of this Agreement shall relieve or otherwise affect the liability of any party hereto for any fraud or a willful breach of this Agreement by such party prior to such termination.

ARTICLE IX

SHAREHOLDER REPRESENTATIVE

9.1        Designation and Replacement of Shareholder Representative.  The holders of the Ordinary Shares, Options, Incentive Shares and Restricted Stock Units (collectively, the “Equityholders”) have agreed that it is desirable to designate the Shareholder Representative as the “Shareholder Representative” to act on behalf of the Equityholders for certain limited purposes, as specified herein.  The Shareholder Approval shall constitute ratification and approval of such designation and by the execution of the Voting and Support Agreement and/or a Letter of Transmittal, and by receiving the benefits hereof, including the right to receive the consideration payable in connection with the Merger, each Equityholder shall be deemed to irrevocably agree to such appointment and that the Shareholder Representative shall act as a representative for the benefit of each Equityholder, as the exclusive agent and attorney-in-fact with the power and authority to act on behalf of each Equityholder for all purposes in connection with and to facilitate the consummation of the transactions contemplated hereby and any agreements ancillary hereto, which shall include the power and authority set forth in Section 9.2. If the Shareholder Representative shall resign, dissolve, cease to exist or otherwise be unable to fulfill its responsibilities as representative of the Equityholders, the Sponsor Investors shall, within ten (10) days after the occurrence of such event, appoint a successor representative who shall execute a joinder to this Agreement as the Shareholder Representative hereto and, promptly thereafter, shall notify the Equityholders of the identity of such successor.  Any such successor shall succeed to the rights and obligations of the Shareholder Representative as representative of the Equityholders hereunder and shall be deemed the “Shareholder Representative” for all purposes hereunder.  The grant of authority by the Equityholders to the Shareholder Representative in this Article IX is and shall be coupled with an interest, and, except as set forth in this Article IX, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Equityholders and shall survive the consummation of the transactions contemplated hereby and the Closing.

9.2        Authority and Rights of Shareholder Representative; Limitations on Liability.

(a)        The Shareholder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it in connection with this Agreement and any agreements ancillary hereto; provided, however, that the Shareholder Representative shall have no obligation to the Equityholders to act, except as expressly provided herein.  Without limiting the generality of the foregoing, by the execution of the Voting and Support Agreement and/or a Letter of Transmittal each Equityholder irrevocably shall agree that the Shareholder Representative shall have full power, authority and discretion on behalf of the Equityholders to:

(i)         execute and deliver such waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby and ancillary hereto as the

Shareholder Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement;

(ii)         enforce and protect the rights and interests of the Equityholders and to enforce and protect the rights and interests of the Shareholder Representative arising out of or under or in any manner relating to this Agreement or the transactions provided for herein, and to take any and all actions which the Shareholder Representative believes are necessary or appropriate under this Agreement for and on behalf of each Equityholder.  Without limiting the generality of the foregoing, the Shareholder Representative may on behalf of the Equityholders: (A) assert any claim or institute any action, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent or any other Person, or by any Governmental Authority against the Shareholder Representative and/or any of the Equityholders; (C) receive process on behalf of any or all of the Equityholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as it shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (D) file any proofs of debt, claims and petitions as it may deem advisable or necessary; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation (it being understood that the Shareholder Representative shall not have any obligation to the Equityholders to take any such actions, and shall not have any Liability to the Equityholders for any failure to take any such actions);

(iii)        refrain from enforcing any right of the Equityholders and/or the Shareholder Representative arising out of or under or in any manner relating to this Agreement or the transactions contemplated hereby; provided, however, that no such failure to act on the part of the Shareholder Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Shareholder Representative or by the Equityholders unless such waiver is in writing signed by the Shareholder Representative;

(iv)        make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action, in each case on behalf of the Equityholders, that the Shareholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and any agreements ancillary hereto;

(v)        determine whether to deliver a Notice of Adjustment Disagreement and to resolve any disputes regarding the Closing Statement and take any actions in connection therewith contemplated by Section 2.9(g) and Section 2.10 of this Agreement;

(vi)        make any payments or pay any expenses under or in connection with this Agreement (including, for the avoidance of doubt, under Article II hereof and the payment of the Deficiency Amount from the Purchase Price Adjustment Holdback Amount) or on behalf of the Equityholders, including by using any remaining portion of the Shareholder Representative Expense Amount to satisfy costs, expenses and/or Liabilities of the Shareholder Representative in connection with matters related to this Agreement and any agreements ancillary hereto, with any balance of the Shareholder Representative Expense Amount not used for such purposes to be disbursed and paid, at such time as the Shareholder Representative determines, in its sole discretion, that no additional such costs, expenses and/or Liabilities shall become due and payable, to the Equityholders in accordance with Section 9.2(c).

(b)        All actions taken by the Shareholder Representative under this Agreement shall be binding upon the Equityholders and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them.  Each Equityholder, by execution of the Voting and Support Agreement and/or a Letter of Transmittal, shall agree that any action taken by the Shareholder Representative on its behalf pursuant to the terms of this Agreement or the transactions contemplated hereby shall be fully binding on them.

(c)        The Equityholders will not receive any interest or earnings on the Shareholder Representative Expense Amount and irrevocably transfer and assign to the Shareholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Shareholder Representative will not be liable for any loss of principal of the Shareholder Representative Expense Amount other than as a result of its gross negligence or willful misconduct. The Shareholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Shareholder Representative’s responsibilities, the Shareholder Representative will deliver any remaining balance of the Shareholder Representative Expense Amount to the Exchange Agent for further distribution to the Equityholders pursuant to Section 2.9 in accordance with a Post-Closing Payments Schedule prepared by the Shareholders Representative. For tax purposes, the Shareholder Representative Expense Amount will be treated as having been received and voluntarily set aside by the Equityholders at the time of Closing.

(d)        The Shareholder Representative will incur no liability of any kind with respect to any action or omission by the Shareholder Representative in connection with the Shareholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Shareholder Representative’s gross negligence or willful misconduct. The Shareholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Equityholders will indemnify, defend and hold harmless the Shareholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Shareholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Shareholder Representative, the Shareholder Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Shareholder Representative by the Equityholders, any such Representative Losses may be recovered by the Shareholder Representative from (i) the funds in the Shareholder Representative Expense Amount, and (ii) the amounts in the Escrow Account at such time as remaining amounts would otherwise be distributable to the Equityholders; provided, that while this section allows the Shareholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Shareholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Shareholder Representative be required to advance its own funds on behalf of the Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, (i) any restrictions or limitations on liability or indemnification obligations of the Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Shareholder Representative under this Section 9.2(d) and (ii) the aggregate liability of any Equityholder to the Shareholder Representative shall not exceed the Applicable Equityholder Consideration actually received by such Equityholder.  The foregoing indemnities will survive the Closing, the resignation or removal of the Shareholder Representative or the termination of this Agreement.

9.3        Representations and Warranties of the Shareholder Representative.  The Shareholder Representative represents and warrants to Parent and the Merger Sub as follows:

(a)        It is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.  It has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b)        The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not (i) to the knowledge of the Shareholder Representative, upon commercially reasonable inquiry, conflict with or violate applicable Laws or (ii) conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, its Organizational Documents or any contract or agreement to which it is a party.

(c)        The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part.  This Agreement has been duly and validly executed and delivered by the Shareholder Representative and constitutes a legal, valid and binding obligation of the Shareholder Representative enforceable against the Shareholder Representative in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception and the laws of agency.

ARTICLE X

MISCELLANEOUS

10.1      Nonsurvival of Representations and Warranties.  None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement (other than in the Voting and Support Agreement and the Letters of Transmittal) shall survive the Effective Time, other than with respect to Fraud.  This Section 10.1 shall not limit any covenant or agreement of the parties hereto to the extent that such covenant by its terms contemplates performance after the Effective Time.

10.2      Amendment.  Prior to the Effective Time, this Agreement may be amended, modified or supplemented, but only in a writing signed by Parent and the Company; provided, that no amendment, restatement, supplement or other modification or waiver shall be made to the Debt Financing Provisions that would impact or otherwise be adverse to the Lenders without the express prior written consent of the Lenders.

10.3      Notices.  Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by confirmed facsimile or electronic mail, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a)        If to the Company, addressed as follows:

Ratings Acquisition Corp

c/o The Carlyle Group

520 Madison Avenue

New York, NY 10022

Attention:          John C. Redett

Facsimile No.:   (212) 813-4901
E-mail:              john.redett@carlyle.com

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Attention:          Cary Davis

Facsimile No.:   (212) 878-0856
E-mail:              notices@warburgpincus.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:          Mark F. Veblen

Facsimile No.:   (212) 403-2000
E-mail:              MFVeblen@wlrk.com

(b)        If to Parent or a Merger Sub, or after the Closing, the Surviving Company, addressed as follows:

Morningstar, Inc.

22 West Washington Street

Chicago, IL 60602

Attention: Patrick Maloney

E-mail: pat.maloney@morningstar.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601-9703

Attention: Patrick O. Doyle and

Timothy D. Kincaid

E-mail: pdoyle@winston.com and

tkincaid@winston.com

(c)        If to the Shareholder Representative, or to the Equityholders after Closing, addressed as follows:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Facsimile No.: (303) 623-0294
E-mail:  deals@srsacquiom.com

Telephone No.: (303) 648-4085

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:          Mark F. Veblen

Facsimile No.: (212) 403-2000
E-mail:              MFVeblen@wlrk.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

10.4      Waivers.  The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

10.5      Counterparts.  This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by fax and email).  Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original.  To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

10.6      Interpretation.  The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Schedules are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Schedules or the Parent Disclosure Schedules or be given any effect in interpreting this Agreement, the Company Disclosure Schedules or the Parent Disclosure Schedules.  The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement.  The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively.  References to Articles, Sections or Exhibits shall refer to those portions of this Agreement unless the context otherwise requires.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form.  If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Any capitalized term used in any Exhibit, the Company Disclosure Schedules or the Parent Disclosure Schedules but not otherwise defined therein shall have the meaning given to such term in this Agreement.  References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively.  All references to dollars or to “$” shall be references to United States dollars unless otherwise specified.  The conversion of values from any other currency to United States dollars shall be effected based upon the Applicable Spot Rate.  Any U.S. legal term for any action, remedy, legal document, legal status, court, authority, statute or any other legal concept or thing shall, in respect of any jurisdiction other than the U.S., be deemed to include that which most nearly approximates in that jurisdiction to the U.S. legal term.

10.7      Governing Law.

(a)        This Agreement shall be exclusively governed by, and construed in accordance with, the Laws of the State of Delaware regardless of the Laws that might otherwise govern under applicable principles of conflict of laws thereof; provided that the Merger and any exercise of dissenter rights with respect to the Merger which are exercised pursuant to the Companies Law shall be governed by the laws of the Cayman Islands.

(b)        Notwithstanding anything in the immediately preceding subsection (a) to the contrary, each of the parties hereto agrees that it will not bring or support any action, claim or legal proceeding of any kind (whether at Law, in equity, in contract, in tort or otherwise) against any Lender in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).  Such courts shall have exclusive jurisdiction over any action brought against any Lender relating to this Agreement, the Debt Commitment Letter, or any of the transactions contemplated hereby or thereby.

10.8      Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages.  The parties hereto acknowledge and agree that, prior to the termination of this Agreement pursuant to Section 8.1, in the event of any breach or threatened breach by the Company or the Shareholder Representative, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company or the Shareholder Representative, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to seek an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, and to thereafter cause the transactions contemplated by this Agreement to be consummated in accordance with its terms.  Each party hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 10.8 on the basis that the party seeking such remedies has an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.  Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or injunction all in accordance with the terms of this Section 10.8.

10.9      Assignment.  This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by any of the Shareholder Representative, the Company, Parent or the Surviving Company without the prior written consent of the other parties; provided that without the consent of the Company or the Shareholder Representative, either Parent or

Merger Sub may assign (in whole but not in part) its rights and obligations under this Agreement to any wholly owned Subsidiary of Parent or to any financing sources for collateral security purposes, but no such assignment shall relieve Parent of its obligations under this Agreement.  Any purported assignment in contravention of this Section 10.9 shall be null and void.

10.10    Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and, except for Section 5.9, Section 8.2 and Article X and except as provided in the succeeding paragraph, no provision of this Agreement shall be deemed to confer upon third parties, either express or implied, any remedy, claim, liability, reimbursement, cause of action or other right.

Section 5.9(e), Section 5.15, Section 8.2, Section 10.7(b), Section 10.10 and Section 10.11 (collectively, the “Debt Financing Provisions”) shall be for the benefit of, and enforceable by, the Lenders to the extent related to the Lenders.

10.11    No Recourse.  Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such, and no Lender, and no former, current or future shareholders, equity holders, controlling Persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto or any Lender, or any former, current or future direct or indirect shareholder, equity holder, controlling Person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.  Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.   Notwithstanding anything in this Agreement to the contrary, this Section 10.11 shall not have the effect of making Section 9.2 inapplicable to an Equityholder with respect to its appointment, exculpation or indemnification of the Shareholder Representative.

10.12    Release.  Effective upon the Closing, Parent, on its own behalf and on behalf of the Surviving Company and each of its former, present and future Subsidiaries (each of the foregoing, a “Releasing Party”), hereby releases and forever discharges each former, current or future direct or indirect shareholders, equity holders, controlling Persons and directors of the Company and its Subsidiaries or any such direct or indirect shareholder’s, equity holder’s or controlling Person’s former, current or future shareholders, equity holders, controlling Persons, Affiliates, directors, officers, employees, general or limited partners, members, managers or Affiliates of the foregoing (each of the foregoing, a “Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Releasing Parties had, now has or may in the future have, at law or in equity, against any Released Party in any way arising out of, in connection with, pertaining to or by reason of (a) their respective status as a holder, directly or indirectly, of equity of the Company or director of the Company or any of its Subsidiaries or (b) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as a holder of equity, directly or indirectly, of the Company or director of the Company or any of its Subsidiaries, which acts or omissions existed or occurred at or prior to the Closing (each, a “Released Claim”); provided, however, that the Releasing Parties expressly do not release their rights and interests (i) under this Agreement, the Voting and Support Agreement, the Letters of Transmittal or the Confidentiality Agreement, (ii) with respect to claims, actions, causes of action or any liabilities that arise as a result of Fraud, intentional misrepresentation or other criminal act by the Released Party, (iii) with respect to any claim of, or liability to, the Company or any of its Subsidiaries (or any successor thereof) against any Released Party to the extent resulting from the Released Party’s status as an employee or officer of the Company or any of its Subsidiaries, (iv) with respect to any Released Party in his or her capacity as a director, with respect to any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost, expense, settlement or other loss arising out of or resulting from a breach of fiduciary duty by, or the gross negligence, the willful misconduct or bad faith of, any such Released Party or (v) under the contracts and agreements identified on Section 10.12 of the Company Disclosure Schedules.  Each of Parent and Merger Sub covenants and agrees that it will honor such release and will not, and will cause the Surviving Company and its Subsidiaries not to, take any action inconsistent therewith (including commencing any litigation with respect to, or directly or indirectly transferring to another Person, any Released Claim).  This Section 10.12 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Parties, and shall be binding on all successors and permitted assigns of Parent and the Surviving Company.

10.13    Further Assurances.  Upon the reasonable request of Parent or the Surviving Company, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Merger and to effect and evidence the provisions of this Agreement and the transactions contemplated hereby.

10.14    Entire Understanding.  The Exhibits, the Company Disclosure Schedules and the Parent Disclosure Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.  This Agreement, the Voting and Support Agreement and the Confidentiality Agreement set forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements, arrangements and understandings among the parties with respect to the subject matter hereof.

10.15    JURISDICTION OF DISPUTES.  IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 10.15 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 10.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW; PROVIDED, HOWEVER, THAT ANY DISPUTE REGARDING THE MATTERS SET FORTH

IN SECTION 2.10 SHALL BE GOVERNED EXCLUSIVELY BY THE PROVISIONS OF SECTION 2.10.

10.16    WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.16.

10.17    Disclosure Schedules.  Disclosure in any section or subsection of the Company Disclosure Schedules or the Parent Disclosure Schedules shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to or relevant to another Section of this Agreement.  The inclusion of information in the Company Disclosure Schedules or the Parent Disclosure Schedules shall not be construed as an admission that such information is material to any of the Company or its Subsidiaries or to any of Parent or its Subsidiaries, as applicable.  In addition, matters reflected in the Company Disclosure Schedules or the Parent Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedules or the Parent Disclosure Schedules.  Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.  Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedules or the Parent Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy.  Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedules or the Parent Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business (except where expressly stated in the relevant representation, warranty or covenant), and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy.

10.18    Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

10.19    Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.  Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

10.20    Legal Representation.  Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its Affiliates, that Wachtell, Lipton, Rosen & Katz; Walkers; Stikeman Elliot LLP and Macfarlanes LLP (collectively, the “Legal Advisors”) may serve as counsel to each and any Equityholder and its Affiliates (individually and collectively, the “Shareholder Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the Merger and the other transactions contemplated hereby, the Legal Advisors (or any successor) may serve as counsel to the Shareholder Representative, and each and any member of the Shareholder Group or any director, partner, officer, employee or Affiliate of any member of the Shareholder Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the parties hereto (including the Surviving Company) hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.  In the event of a dispute between Parent, Merger Sub or the Surviving Company or its Subsidiaries and any member of the Shareholder Group (including the Shareholder Representative on behalf of a member of the Shareholder Group), Parent and Merger Sub agree that, as to all communications prior to Closing among any of the Legal Advisors, on the one hand, and the Company and its Subsidiaries, the Equityholders and their respective Affiliates, on the other hand, that relate in any way to such dispute, the attorney-client privilege and the expectation of client confidence belongs to the Equityholders and their respective Affiliates, as applicable, and may be controlled by the Equityholders and their respective Affiliates and shall not pass to or be claimed by Parent, Merger Sub or the Surviving Company or its Subsidiaries.  Notwithstanding the foregoing, in the event that a dispute arises between Parent, Merger Sub or the Surviving Company or its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential communications by the Legal Advisors, the Equityholders and their respective Affiliates to such third party.  This Section 10.20 is for the benefit of the Shareholder Group and such Persons are intended third-party beneficiaries of this Section 10.20.

10.21    Expenses.  Whether or not the Merger is consummated and except as otherwise provided in this Agreement or the other transaction documents to be entered into in connection with this Agreement and the transactions contemplated hereby, all expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, except with respect to German RETT, any applicable stock transfer or similar Taxes) shall be paid by the party incurring such expenses, except as otherwise expressly provided in this Agreement.

10.22    Public Announcements.  On the date hereof and following the execution of this Agreement, the Company and Parent shall jointly make a press release, in form mutually agreed upon by the Company and Parent, announcing the execution of the Agreement and the transactions contemplated hereunder. Following the press release referenced above and prior to the Closing, no party (including any Equityholder), without the prior written approval of the Company and Parent (which approval shall not be unreasonably withheld or delayed), will make any other press release or other public announcement concerning the transactions contemplated by this Agreement, except to the extent required by Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange), in which case the Company and Parent will be so advised as far in advance as reasonably practicable and will be given an opportunity to comment on such release or announcement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COMPANY

RATINGS ACQUISITION CORP

By:	/s/ Stephen Joynt
Name: Stephen Joynt
Title: Director

PARENT

MORNINGSTAR, INC.

By:	/s/ Kunal Kapoor
Name: Kunal Kapoor
Title: Chief Executive Officer

MERGER SUB

ALPINE MERGER CO.

By:	/s/ Kunal Kapoor
Name: Kunal Kapoor
Title: Director

SHAREHOLDER REPRESENTATIVE

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Shareholder Representative

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director